File pursuant to Rule 253(g)(1)

File No. 024-12373

U.S. SECURITIES AND EXCHANGE COMMISSION

PART II – OFFERING CIRCULAR

OFFERING CIRCULAR DATED SEPTEMBER 27, 2024

SKY QUARRY INC.

707 W. 700 S. Suite 101

Woods Cross, UT 84087

424-394-1090

www.skyquarry.com

Best Efforts Offering of up to 3,333,333 Shares of Common Stock

Agent Warrants for the Purchase of up to 76,666 Shares of Common Stock

Up to 76,666 Shares of Common Stock Underlying Agent Warrants

Up to 4,852,224 Shares of Common Stock Underlying Investor Warrants

(collectively, the “Offering”)

This is a public offering of securities of Sky Quarry Inc., a Delaware corporation (“we,” “us,” “our” or “our company”). We are offering up to 3,333,333 shares of common stock at an offering price of $6.00 per share (the “Offering Shares”) for aggregate maximum gross proceeds of $19,999,998. None of our existing shareholders, nor any of our officers, directors or affiliates are selling any securities in this Offering.

Reverse Stock Split

We filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split instead received one additional share of our common stock in lieu of the fractional share. The Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of our common stock was affected by the Reverse Stock Split.

All historical share and per share information cited in this Offering Circular has been retroactively adjusted to reflect the impact of the Reverse Stock Split. Our historical financial statements remain unchanged and have not been adjusted to reflect the Reverse Stock Split.

Our common stock is not currently listed or quoted on any exchange. We have applied to have our common stock listed on the Nasdaq Capital Market (which we sometimes refer to as Nasdaq) under the symbol “SKYQ”. If approved, we intend to list our common stock on the Nasdaq Capital Market following Nasdaq’s certification of our Form 8-A to be filed with the Commission following the qualification by the Commission of a post-qualification amendment to the Offering Statement  of which this Offering Circular forms a part to be filed immediately prior to the termination of this Offering. However, the listing of our common stock on the Nasdaq Capital Market is not a condition of our proceeding with this Offering, and no assurance can be given that our application to list on Nasdaq will be approved or that an active trading market for our common stock will develop.

This is a Regulation A+ Tier 2 offering and there is no minimum number of Offering Shares that we must sell in order to conduct a closing in this Offering. The Offering will commence within two calendar days after this Offering Circular has been qualified by the Commission. See “Plan of Distribution” on page 25. This Offering of our common stock will terminate at the earliest of: (1) the date on which the maximum offering amount has been sold, (2) the date which is one year after this Offering is qualified by the Commission, and (3) the date on which this Offering is earlier terminated by us in our sole discretion. The offering of our common stock underlying the Investor Warrants and the Agent Warrants qualified under the Offering Statement on Form 1-A of which this Offering Circular forms a part will continue and the Offering Statement will remain qualified, in accordance with Rule 251(d)(3)(i)(F) of Regulation A, until the earlier of (i) the date at which all of the outstanding Investor Warrants and the Agent Warrants have been exercised for shares of common stock of the Company, which shares of common stock are being offered under this Offering Circular, and (ii) the expiration date of the Agent Warrants.

	Price to Public	Underwriting Discount and Commissions (1)		Proceeds to Company (2)
Per Share	$6.00		$0.45	$5.55
Total Maximum of Public Offering	$19,999,998		$1,500,000	$18,499,998
Agent Warrants (3)	$459,996	$	N/A	$-
Common Stock Underlying Agent Warrants (76,666 shares)	$574,995	$	N/A	$$574,995
Common Stock Underlying Investor Warrants (4,852,224 shares) (4)	$36,391,680	$	N/A	$36,391,680
Total Maximum	$57,426,669	$	N/A	$55,466,673

(1)We have engaged Digital Offering, LLC (“Digital Offering”), a Commission registered broker/dealer and member of the Financial Industry Regulatory Authority (“FINRA”) to act as lead selling agent (the “Lead Selling Agent”) to offer the shares of our common stock, par value $0.0001 to prospective investors in this Offering on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be received by us in this Offering. In addition, the Selling Agent may engage one or more sub-agents or selected dealers to assist in its marketing efforts (we sometimes refer to Digital Offering and such sub-agents and/or dealers collectively as the “Selling Agents”). Digital Offering is not purchasing the shares of common stock offered by us and is not required to sell any specific number or dollar amount of shares in this Offering before a closing occurs. We will pay a cash commission of 7.5% to Digital Offering on sales of the shares of common stock in this Offering and upon the closing of the Offering we will issue warrants to Digital Offering (the “Agent Warrants”) to purchase that number of shares of common stock equal to 2.3% of the total number of shares sold in this Offering. The Agent Warrants will have an exercise price of $7.50 per share and will be exercisable commencing on the date of the closing of this Offering (in compliance with FINRA Rule 5110(e)(1)) and will be exercisable until the fifth anniversary of the commencement of sales in the Offering. The Agent Warrants will contain customary terms and conditions, including without limitation, provisions for cashless exercise. The Agent Warrants and the shares issuable upon the exercise of the Agent Warrants are being qualified by means of this Offering Circular for the Offering. See “Plan of Distribution” for details.

(2)Does not include other expenses of the Offering. See “Plan of Distribution” for a description of these expenses.

(3)The Agent Warrants are being issued as partial compensation to the Selling Agent. The value of the Agent Warrants set forth in the table above is based on the number of shares of Common Stock underlying the Agent Warrants multiplied by the offering price of the shares of Common Stock in this Offering of $6.00 per share.

(4)The Investor Warrants (“Investor Warrants”) and the shares of Common Stock underlying the exercise of the Investor Warrants were originally sold pursuant to a Regulation A Offering Circular dated January 11, 2022 and qualified on January 28, 2022 (that offering terminated on January 28, 2023). The Shares of Common Stock underlying the exercise of the Investor Warrants are being qualified by means of this Offering Circular for the Offering. The Investor Warrants have been exchanged for an identical warrant except for a thirty (30) day period of time which expired on July 16, 2024 during which the exercise price was $4.50 instead of $7.50. For purposes of this table, $7.50 was used as the Price to the Public. Digital Offering has been separately engaged as a warrant solicitation agent. The Company will not receive any proceeds from the sale of the shares of common stock underlying the exercise of the Investor Warrants.

INVESTING IN THE COMMON STOCK OF SKY QUARRY INC. IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISKS. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE “RISK FACTORS” BEGINNING ON PAGE 9 TO READ ABOUT THE MORE SIGNIFICANT RISKS YOU SHOULD CONSIDER BEFORE BUYING THE COMMON STOCK OF THE COMPANY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE

THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This Offering Circular is following the disclosure format of Part I of SEC Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

In the event that we become a reporting company under the Securities Exchange Act of 1934 (the “Exchange Act”), we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012 (the “JOBS Act”). See “Implications of Being an Emerging Growth Company.”

Digital Offering, LLC

Sales of these securities will commence on approximately September 27, 2024.

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with different information.

The information in this Offering Circular assumes that all of the Shares offered are sold.

Unless otherwise stated in this Offering Circular, “we,” “us,” “our,” “our company” or “Sky Quarry” refers to Sky Quarry Inc. and our predecessor operations.

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. Please carefully read the information in this Offering Circular and any accompanying Offering Circular supplements, which we refer to collectively as the “Offering Circular.” You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date or as of the respective dates of any documents or other information incorporated herein by reference, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated to the extent required by the federal securities laws.

This Offering Circular is part of an Offering Statement that we filed with the Commission using a continuous offering process pursuant to Rule 251(d)(3)(i)(F) under the Securities Act of 1933 (the “Securities Act”). Periodically, we may provide an Offering Circular supplement that would add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the Commission and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports that we will file periodically with the Commission. The Offering Statement and all supplements and reports that we have filed or will file in the future can be read at the Commission website, www.sec.gov.

Unless otherwise indicated, data contained in this Offering Circular concerning our business are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

Forward-Looking Statements

This document contains forward-looking statements. All statements pertaining to our future financial and/or operating results, future events, or future developments may constitute forward-looking statements. The statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project,” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of our management, of which many are beyond control. These are subject to a number of risks, uncertainties, and factors, including but not limited to those described in disclosures. Should one or more of these risks or uncertainties materialize, or should underlying expectations not occur or assumptions prove incorrect, actual results, performance, or our achievements may (negatively or positively) vary materially from those described explicitly or implicitly in the relevant forward-looking statement. We neither intend, nor assume any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SUMMARY

This summary highlights certain information appearing elsewhere in this Offering Circular. For a more complete understanding of this Offering, you should read the entire Offering Circular carefully, including the risk factors and the financial statements.

Overview

We are an oil production, refining, and development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated sands and soils. The recycling and production of oil from asphalt shingles is expected to reduce the dependence on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

We have developed a process for separating oil from oily sands and other oil-bearing solids utilizing a proprietary solvent which we refer to as our ECOSolv technology or the ECOSolv process. The solvent is used in a closed-loop distillation and evaporation circuit which results in over 99% of the solvent being recoverable for continuous reuse and requires no water. The solvent has demonstrated oil separation rates of over 95% in bench testing using samples of both mined crushed ore and ground asphalt shingles.

We intend to retrofit the PR Spring Facility, located in southeast Utah (as defined below) to recycle waste asphalt shingles using our ECOSolv technology, to produce and sell oil as well as asphalt paving aggregate mined from our bitumen deposit.

We also plan to develop a modular ASR Facility which can be deployed in areas with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

Corporate History

We were incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, we changed our name to “Sky Quarry Inc.”

We have three (3) wholly-owned subsidiaries: 2020 Resources, LLC, a Delaware limited liability company; 2020 Resources (Canada) Ltd., an Alberta, Canadian corporation; and Foreland Refining Corporation, a Texas corporation.

On September 16, 2020, we acquired 2020 Resources LLC. The assets of 2020 Resources include an oil sands remediation facility (referred to in this Offering Circular as the “PR Spring Facility”) and a 100% interest in asphalt bitumen leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020, we also acquired 2020 Resources (Canada) Ltd, an entity which is currently inactive.

On September 30, 2022, we acquired Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada. The acquisition of Foreland is immediately accretive to our revenues and cash flow and provides a strong base for growth. We believe the acquisition is a strategic fit and will form an important role in the future enabling us to vertically integrate the production and refining of oil from waste materials to energy in a sustainable and efficient manner.

Corporate Information

Our principal executive offices are located at 707 W. 700 S. Suite 101, Woods Cross, UT 84087, telephone (424) 394-1090. Our principal website is www.skyquarry.com. Information provided on or accessible through our website, is not part of this Offering Circular and is included solely as an inactive textual reference.

Following this Offering, we intend to file a Form 8-A to become a fully reporting issuer under the Securities Exchange Act of 1934 (the “Exchange Act”).

Definitions

In this document, we refer to the following terms:

“Asphalt” is a dark brown to black, highly viscous, hydrocarbon produced from petroleum distillation residue. This distillation can occur naturally, resulting in asphalt lakes, or occur in a petroleum refinery using crude oil.

“Asphalt Cement” means a bitumen-based liquid binder used in asphalt pavement.

“ASR Facility” refers to our asphalt shingle recycling facility currently under development. Our design contemplates a modular, scalable, purpose-built facility capable of remediating waste asphalt shingles and separation into their base components of bitumen / asphalt cement, shingle granules, sand aggregate, limestone and fiberglass.

“bbl” refers to barrels of oil.

“DOT” means the U.S. Federal Department of Transportation.

“Eagle Springs Refinery” refers to our heavy oil refinery located near Ely in eastern Nevada.

“ECOSolv” refers to our proprietary “environmentally clean oil” waterless solvent and process we intend to use in the separation of oil from oily sands and also during the asphalt shingle remediation process.

“HMA” refers to hot mix asphalt paving aggregate, a combination of crushed or screened gravel, asphalt cement, and  binding additives.

“JP Morgan” refers to JPMorgan Chase Funding Inc, a wholly owned subsidiary of JPMorgan Chase & Co.

“PR Spring Facility” refers to our oil sands remediation facility located in PR Spring in eastern Utah.

“WAS” means waste asphalt shingles recovered from construction and demolition waste (roof replacement), also known as “tear-offs” and from rejected manufactured shingles, also known as “manufacturer’s scrap”.

“WTI” refers to the New York Mercantile Exchange (NYMEX) West Texas Intermediate Crude Oil spot contract, an oil price benchmark that is central to global commodities trading, and is used to forecast energy input and commodity sale prices.

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act upon filing a Form 8-A. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

·will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

·will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

·will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

·will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

·may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

·will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the rules of the Commission. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or Chief Executive Officer pay ratio disclosure; and may present only two years of audited financial statements.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

THE OFFERING

Securities offered and price per share:

·  Up to 3,333,333 shares of common stock, at $6.00 per share (the “Offering Shares”);

·  Agent Warrants for the Purchase of up to 76,666 Shares of Common Stock;

·  Up to 76,666 Shares of Common Stock Underlying Agent Warrants;

·  Up to 4,852,224 Shares of Common Stock Underlying Investor Warrants.

Best efforts offering:	There is no minimum number of Offering Shares that we must sell in order to conduct a closing in this Offering. Our directors and officers shall be entitled to purchase Shares in the Offering.

Securities outstanding prior to this Offering:	·16,330,881 shares of common stock (1); ·1 share of Series A Preferred Stock; ·356,020 shares of Series B Preferred Stock.

Securities outstanding after this Offering:	·19,664,214 shares of common stock (1) (2) (3);

Selling Agent

We have engaged Digital Offering to serve as our lead selling agent to assist in the placement of the Offering Shares in this Offering on a “best efforts” basis. In addition, Digital Offering may engage one or more sub-agents or selected dealers to assist in its marketing efforts. See “Plan of Distribution” for further details. Digital Offering has been engaged separately to act as a solicitation agent with respect to the exercise of the Investor Warrants (which have been outstanding for more than 12 months).

Use of proceeds:	See “Use of Proceeds” beginning on page 24.

Termination of the Offering:

This Offering of our common stock will terminate at the earliest of: (i) the date on which the maximum offering amount has been sold, (ii) the date which is one year after this Offering is qualified by the Commission, and (iii) the date on which this Offering is earlier terminated by us in our sole discretion. The offering of our common stock underlying the Investor Warrants and the Agent Warrants qualified under the Offering Statement on Form 1-A of which this Offering Circular forms a part will continue and the Offering Statement will remain qualified, in accordance with Rule 251(d)(3)(i)(F) of Regulation A, until the earlier of (i) the date at which all of the outstanding Investor Warrants and the Agent Warrants have been exercised for shares of common stock of the Company, which shares of common stock are being offered under this Offering Circular, and (ii) the expiration date of the Agent Warrants.

Proposed listing of common stock:

Our common stock is not currently listed or quoted on any exchange. We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “SKYQ”. If approved, we intend to list our common stock on the Nasdaq Capital Market following Nasdaq’s certification of our Form 8-A to be filed with the Commission following the qualification by the Commission of a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part to be filed immediately prior to the termination of this Offering. However, the listing of our common stock on the Nasdaq Capital Market is not a condition of our proceeding with this Offering, and no assurance can be given that our application to list on Nasdaq will be approved or that an active trading market for our common stock will develop.

Nasdaq Listing Requirements:

In order to list our common stock on the Nasdaq Capital Market there are certain minimum listing requirements that we are required to meet. Upon completion of this Offering, we believe that we will meet all of the listing requirements set forth in Nasdaq Stock Market Rule 5505(a), the “Equity Standard”, which requires us to meet the following minimum requirements at the time of listing: (i) $5,000,000 in Stockholders’ Equity, (ii) $15,000,000 in Market Value of Unrestricted Publicly Held Shares, (iii) two (2) year Operating History, (iv) 1,000,000 Unrestricted Publicly-Held Shares, (v) 300 Unrestricted Round Lot Holders of the Company’s shares, (vi) three (3) Market Makers, and (vii) $4.00 Bid Price. We currently meet the requirements of (iii), (iv) and (v) above, and upon completion of this Offering, we believe that we will meet the requirements of (i), (ii), (vi) and (vii) set forth above, meeting all of the quantitative listing requirements required to list our common stock on the Nasdaq Capital Market.

Risk factors:	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning at page 9.

(1)As of May 7, 2024 we have 16,330,881 shares of common stock issued and outstanding. This does not reflect shares of common stock issuable upon exercise of the Agent Warrants to purchase 76,666 shares, additional warrants to purchase 5,598,912 shares, options to purchase 1,269,667 shares, 211,917 shares of common stock issuable upon the conversion of 356,020 shares of Series B Convertible Preferred Stock and 416,667 shares of common stock issuable upon the conversion of a secured promissory note. Assuming the full exercise and conversion of the above, the shares of common stock outstanding before and after the Offering would be 16,330,881 and 23,875,543 shares, respectively.

(2)Assumes we repurchase the one (1) share of Series A Preferred Stock from JP Morgan For $1.00, therefore the one (1) share of our common stock issuable upon conversion of the one (1) share of Series A Preferred Stock is not included. We are obligated to purchase the one (1) share of Series A Preferred Stock immediately prior to our anticipated Nasdaq listing.

(3)All of the outstanding shares of Series B Preferred Stock will automatically convert into shares of our common stock simultaneously with the completion of the Offering.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information, together with the other information contained in this Offering Circular, before you decide to buy our common stock. If one or more of the following events actually occurs, our business will suffer, and as a result our financial condition or results of operations will be adversely affected. In this case, the market price, if any, of our common stock could decline, and you could lose all or part of your investment in our common stock.

We are providing services to an industry that is heavily regulated under federal law and the laws of most states. We face risks in developing our product candidates and services and eventually bringing them to market. We also face risks that our business model may become obsolete. The following risks are material risks that we face. If any of these risks occur, our business, our ability to achieve revenues, our operating results and our financial condition could be seriously harmed.

SUMMARY

·There is no guarantee that we will ever successfully develop the technology that is essential to our business.

·We are a comparatively early-stage technology company that has incurred operating losses in the past and may never achieve or maintain profitability.

·We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders, and the size and resources of some of our competitors may allow them to compete more effectively than we can.

·We rely on third parties to provide services essential to the success of our business. If the third parties we rely on to provide services necessary to our business become insolvent, it would be materially disruptive to our business, and we may incur high costs and time to secure alternative supply.

·Substantially all of our assets are pledged as collateral to certain lenders.

·We are controlled by our officers and directors and a small number of large shareholders.

·In certain circumstances, investors will not have dissenters’ rights.

·As of the date of this Offering Circular there was no market for our common stock.

·Management determined that as of the issuance of the Company’s financial statements as of and for the year ended December 31, 2023, that there was substantial doubt about the Company’s ability to continue as a going concern. The independent registered public accounting firm’s opinion related to those financials statements is also modified to reflect a “going concern”.

·Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements. The waiver shall not apply to subsequent transferees; purchasers of our shares in a secondary transaction are not subject to the waiver.

RISKS RELATED TO OUR COMPANY

Our recurring losses from operations could continue to raise substantial doubt regarding our ability to continue as a going concern. Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations.

We have sustained losses from operations of $1,367,881 and $1,481,445 for the years ended December 31, 2023 and 2022, respectively. Accordingly, we have concluded that substantial doubt exists regarding our ability to continue as a going concern. Our audited consolidated financial statements for the year ended December 31, 2023 have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of these uncertainties related to our ability to operate on a going concern basis. In its report on our consolidated financial statements for the years ended December 31, 2023 and 2022, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and net capital deficiency raise substantial doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations, which would have a material adverse effect on our operations.

Our ability to continue as a going concern requires that we obtain sufficient funding to finance our operations. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

We may not raise enough capital in this Offering to begin generating revenue at our PR Spring Facility.

During the fourth quarter of 2024, we expect to begin generating revenues from the operations of our PR Spring Facility. However, we will need approximately $4,500,000 to complete the retrofit of the facility, and as a result we may need to raise additional funds after this Offering for such purposes. Assuming we are able to raise additional capital sufficient to retrofit the PR Spring Facility within or after this Offering, we expect that a significant portion of our gross revenues for the year ended December 31, 2024 will be derived from sales of oil and recycled WAS byproducts from our PR Spring Facility. If we are unsuccessful in raising sufficient funds to complete the retrofit, our PR Spring operations and business plan may be curtailed or fail.

We have a limited operating history upon which you can evaluate our performance, have a history of losses and have only been operating the Eagle Springs Refinery since September 30, 2022. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on June 4, 2019. We have generated limited revenues and have a history of losses. On September 30, 2022, we acquired the Eagle Springs Refinery, and have only had operational control of that facility for less than one year. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the integration of a newly acquired operating business, the growth of our business from the PR Spring Facility, operation in a competitive industry, and the continued development of our technology and products. We anticipate that our operating expenses will increase for the near future, and there is no assurance that we will be profitable in the near future, if at all.

You should consider our business, operations, and prospects in light of the risks, expenses, and challenges facing our company in its early stages.

Our future operating results will depend on many factors, including but not limited to:

·our ability to raise adequate working capital;

·the success of the development of our facilities;

·the level of our competition;

·the WTI market;

·our ability to successfully integrate the acquisition of the Eagle Springs Refinery and operations;

·our ability to attract and maintain key management and employees; and

·our ability to efficiently develop and produce sufficient quantities of saleable products from waste asphalt shingles in a highly competitive and speculative environment while maintaining quality and controlling costs.

We depend on several significant customers, and a loss of one or more significant customers could adversely affect our results of operations.

As of December 31, 2023, three customers accounted for 28%, 20% and 18%, respectively, of our accounts receivable balance. During the year ended December 31, 2023, three of our customers represented 33%, 17% and 14%, respectively, of our revenues.

These customers do not have any ongoing commitment to purchase our products. While additional customers continue to be sourced, customer concentration risk still exists. The loss of or a sustained decrease in demand by any one of these customers could result in a substantial loss of revenues and could have a material adverse effect on our results of operations. In addition, should any of these large customers default in their obligations to pay, our results of operations and cash flows could be adversely affected.

We depend on several principal suppliers for the majority of our crude oil. A disruption in supply or a change in our relationship with any one of them could adversely affect our business, financial condition and results of operations.

As of December 31, 2023, five vendors accounted for 18%, 15%, 13%, 12% and 10%, respectively, of our supply of crude oil and other petroleum fuel operational inputs. A change of vendors, a disruption in supply or a significant change in pricing with any of these suppliers could have a material adverse effect on our business, financial condition and results of operations.

Our future success is dependent on the continued service of our management team.

Our future success is dependent, in a large part, on retaining the services of our current management team. Our executive officers possess a unique and comprehensive knowledge of our industry, our technology and related matters that are vital to our success within the industry. The knowledge, leadership and technical expertise of these individuals would be difficult to replace and the loss of one or more of our officers could have a material adverse effect on our operating and financial performance, including our ability to develop and execute our long-term business strategy. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. Notwithstanding the above, none of our officers have any experience in recycling waste asphalt shingles.

Certain corporate actions need the consent of one of our principal shareholders.

JP Morgan owns approximately 13% of our outstanding shares of common stock, and one (1) share of our Series A Preferred Stock. We have an agreement with JP Morgan which prohibits certain corporate actions without the consent of JP Morgan as long as they own the one (1) share of Series A Preferred Stock. We are obligated to purchase the one (1) share of Series A Preferred Stock immediately prior to our anticipated Nasdaq listing. Once we redeem JP Morgan’s share of Series A Preferred Stock, JP Morgan will no longer have control over certain corporate actions.

Part of our asset base is currently pledged as collateral to one or more lenders.

We have entered into financing arrangements with lenders that contain covenants that could limit our ability to engage in specified types of transactions. These covenants may limit our ability to, among other things, consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets.

A breach of any of the covenants with our lenders could result in a default under the terms of certain financings in which the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. If the current secured financial obligations are repaid, we may need to pledge all of our assets as collateral to secure additional financing in the future.

Acquisition opportunities may present themselves that in hindsight did not achieve the positive results anticipated by our management.

From time to time, acquisition opportunities may become available to us. Those opportunities may involve the acquisition of specific assets, such as intellectual property or inventory, or may involve the assumption of the business operations of another entity. Our goal with any future acquisition is that any acquisition should be able to contribute neutral to positive EBITDA to us after integration. To effect these acquisitions, we will likely be required to obtain lender financing or issue additional shares of stock in exchange for the shares of the target entity. If the performance of the acquired assets or entity does not produce positive results for us, the terms of the acquisition, whether it is interest rate on debt, or additional dilution of stockholders, may prove detrimental to our financial results or the performance of your particular shares.

Environmental and regulatory compliance may impose substantial costs on us.

Our operations are or will be subject to stringent federal, state and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago.

Our activities are or will be subject to extensive laws and regulations governing our remediation, and recycling activities, as well as those governing exports, taxes, labor standards, occupational health, waste disposal, land use, protection and remediation of the environment, protection of endangered and protected species, operational safety, toxic substances and other matters. Generally, our activities and operations may be subject to risks and liabilities associated with pollution of the environment and disposal of any waste products. Compliance with these laws and regulations may impose substantial costs on us and may subject us to potential liabilities. In addition, should there be changes to existing laws or regulations, our competitive position within the industry may be adversely affected, as many industry players may have greater resources than we do.

We may be exposed to third party liability and environmental liability in the operation of our business.

Our operations could result in liability for personal injuries, property damage, discharge of hazardous materials, remediation and clean-up costs and other environmental damage. We could be liable for environmental damages caused by previous owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, and the payment of such liabilities could have a material adverse effect on our financial condition and results of operations. The release of harmful substances in the environment or other environmental damages caused by our activities could result in us losing our operating and environmental permits or inhibit us from obtaining new permits or renewing existing permits. We currently have a limited amount of insurance and at such time as we commence operations we expect to be able to obtain and maintain additional insurance coverage for our operations, including limited coverage for sudden environmental damages. Accordingly, we could incur substantial costs to comply with environmental laws and regulations which could affect our ability to operate as planned.

We rely on technology to conduct our business, and our technology could become ineffective or obsolete.

We rely on technology, including proprietary techniques, processes, and intellectual property, as well as closely-held economic models, to develop our plans and estimates and to guide our development, processing, and production activities. We will be required to continually enhance and update our technologies in order to maintain their efficacy and to avoid obsolescence. As such, our business may carry with it a greater degree of technological risk than other projects that employ commercially proven technologies. If major process design changes are required, the costs of doing so may be substantial and may be higher than the costs that we anticipate for technology maintenance and development. If we are unable to maintain the efficacy of our technology, our ability to manage our business and to compete may be impaired. Further, even if we are able to maintain technical effectiveness, our technology may not be the most efficient means of reaching our objectives, in which case we may incur higher operating costs than if we were technology more efficient.

RISKS RELATED TO ASPHALT SHINGLE RECYCLING

The nature of our WAS recycling operations may involve various risks.

Our anticipated operations in asphalt shingle recycling and reclamation involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Furthermore, the marketability of any products produced from waste asphalt shingles will be affected by numerous factors beyond our control. These factors include, but are not limited to, price fluctuations, proximity and capacity of processing equipment, equipment and labor availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, allowable production, importing and exporting of base components of asphalt cement, shingle granules, sand aggregate, limestone and fiberglass, land use and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

Our ECOSolv Technology May Not Work as Expected.

The recovery of oil from our bitumen deposit and the process of recycling WAS is dependent on the viability of our proprietary technology, which we refer to as the ECOSolv process. However, the ECOSolv technology has never been used on a commercial scale. If the ECOSolv technology does not perform as expected, our WAS business plan is likely to fail.

The viability of our asphalt shingle recycling and reclamation business plan, business operations, and future operating results and financial condition are and will be exposed to fluctuating prices for our end-products.

Prices for asphalt cement, shingle granules, sand aggregate, limestone and fiberglass, and their related products are affected by supply and demand, which can fluctuate significantly. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability or conflicts, and economic conditions. Price fluctuations can have a material effect on our ability to raise capital and fund our activities, our potential future earnings, and our financial condition.

Because of the speculative nature of asphalt shingle recycling, there is a risk that our business may not succeed.

We cannot provide investors with any assurance that we will be able to obtain a requisite amount of feed stock or asphalt shingles necessary for the success of our asphalt shingle recycling and reclamation operations, which may force us to abandon or curtail our business plan related to asphalt shingle recycling and reclamation and, as a result, any investment in us may become materially adversely effected.

The price for asphalt cement, shingle granules, sand aggregate, limestone and/or fiberglass is subject to a variety of factors that are beyond our control.

These factors include:

·consumer and/or industrial demand;

·supply of asphalt shingles;

·domestic governmental regulations and taxes;

·the price and availability of solvent materials and feedstocks;

·adverse weather conditions;

·worldwide economic conditions.

The market for asphalt cement, shingle granules, sand aggregate, limestone and/or fiberglass may be highly competitive, and intensely competitive pressures could force us to abandon or curtail our business plan related to asphalt shingle recycling and reclamation.

The market for asphalt cement, shingle granules, sand aggregate, limestone and/or fiberglass products may be highly competitive, and we can only expect competition to intensify in the future. Numerous well-established companies are focusing significant resources on similar recycling and remediation activities and may be competing with us for opportunities. Competitors include larger companies which, in particular, may have access to greater resources, may be more successful in the recruitment and retention of qualified employees and may conduct their own marketing operations, which may give them a competitive advantage. Actual or potential competitors may be strengthened through the acquisition of additional assets and interests. As a result, there can be no assurance that we will be able to compete successfully or that competitive pressures will not adversely affect our business, results of operations and financial condition. If we are not able to successfully compete in the marketplace, we could be forced to curtail or even abandon our current business plan, which could cause any investment in us to become worthless.

Decommissioning costs are unknown and may be substantial. Unplanned costs could divert resources from other projects.

In the future, we may become responsible for costs associated with abandoning and reclaiming facilities which we use for recycling of asphalt shingles. Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as “decommissioning.” The use of funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

We may have difficulty marketing or distributing the asphalt cement, shingle granules, sand aggregate, limestone and/or fiberglass we may produce, which could harm our financial condition.

In order to sell the finished asphalt cement, shingle granules, sand aggregate, limestone and fiberglass that we are able to produce from the asphalt shingle recycling process, if any, we must be able to make economically viable arrangements for the storage, transportation and distribution of these products to the market. We will rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the localities in which we operate.

Furthermore, weather conditions or natural disasters, actions by companies doing business in one or more of the areas in which we will operate, or labor disputes may impair the distribution of our products and in turn diminish our financial condition or ability to maintain our operations.

We do not yet have a market for the anticipated recycled products that we expect to generate from our PR Spring Facility.

There can be no assurance that a market will develop for the recycled products that we intend to produce. We do not have any sales or supply agreements with any company for the byproducts of waste asphalt shingles.

Our shingle remediation activities will be dependent upon having an available supply of waste asphalt shingles from waste haulers, shingle manufacturers or other third parties.

As of the date of this Offering Circular we do not have any supply agreements with landfills and/or private waste haulers to supply us with waste asphalt shingles, which if we are unable to acquire, will adversely affect our business operations and financial results.

RISKS RELATED TO OIL SANDS EXPLORATION

We do not have any proven oil reserves.

As of the date of this Offering Circular our bitumen deposit did not have any proven oil reserves. If our oil sands do not contain economically recoverable heavy oil and bitumen, and/or we are unable to commercially extract such quantities, we may be forced to abandon or curtail our planned operations at PR Spring and, as a result, any investment in us may severely impaired or could become worthless.

The price of oil has historically been volatile.

Our future financial condition and results of operations will depend, in part, upon the price for oil. Oil prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flows from operations will be highly dependent on the prices that we receive for oil. This price volatility also affects the amount of our cash flows available for capital expenditures and our ability to borrow money or raise additional capital. The price for oil is subject to a variety of additional factors that are beyond our control. These factors include:

·the level of consumer and industrial demand for oil;

·the domestic and foreign supply of oil;

·the ability of the members of the Organization of Petroleum Exporting Countries (“OPEC”) to agree to and maintain oil price and production controls;

·domestic governmental regulations and taxes;

·adverse weather conditions;

·market uncertainty due to political conditions in oil and gas producing regions; and

·worldwide economic conditions.

These factors as well as the volatility of the energy markets generally make it extremely difficult to predict future oil price movements with any certainty. In a low oil price environment oil sands exploration and development may not be economically or financially viable or profitable. Prolonged periods of low oil prices, or rising costs, could result in our mining and processing operations being delayed or cancelled.

Furthermore, our ability to sell oil will be affected by numerous factors beyond our control. These factors include, but are not limited to, proximity and capacity of refineries and pipelines and processing equipment, equipment and labor availability and government regulations (including, without limitation, regulations relating to taxes, royalties, importing and exporting of oil, and land use and environmental protection). Weather conditions or natural disasters or labor disputes may impair the distribution of oil and in turn diminish our financial condition and our ability to maintain our operations.

Oil sands development involves many risks.

The oil sands development business involves a variety of operating hazards and risks such as explosions, fires, spills, pollution, release of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available to us and/or force us to expend substantial monies in connection with litigation or settlements.

Decommissioning costs are unknown and may be substantial. Unplanned costs could divert resources from other projects.

In the future, we may become responsible for costs associated with abandoning and reclaiming wells and facilities which we use for processing of oil sands. Abandonment and reclamation of these facilities and the costs associated therewith is often referred to as “decommissioning”. If decommissioning is required before economic depletion of our properties or if our estimates of the costs of decommissioning exceed the value of the reserves remaining at any particular time to cover such decommissioning costs, we may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could impair our ability to focus capital investment in other areas of our business.

RISKS RELATED TO OIL REFINING AND FUELS PRODUCTION

Volatility in crude oil and wholesale diesel prices affect our business, financial condition and results of operations.

Wholesale diesel prices are directly related to, and fluctuate with, the price of crude oil. Volatility in the price of crude oil, and subsequently wholesale fuel prices, is caused by many factors, including general political, regulatory and economic conditions, acts of war, terrorism or armed conflict, instability in oil producing regions, particularly in the Middle East and South America, refinery capacity and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations. In addition, the supply of fuel and our wholesale purchase costs could be adversely affected in the event of a shortage or oversupply of product, which could result from, among other things, the Russian invasion of Ukraine and the sanctions imposed on Russia and other countries, interruptions of fuel production at oil refineries, new supply sources, and sustained increases or decreases in global demand for diesel fuels. Significant increases and volatility in wholesale fuel prices could result in lower gross profit, as an increase in the retail price of motor fuel could impact consumer demand for diesel and could result in lower wholesale fuel gross profit dollars. As the market prices of crude oil, and, correspondingly, the market prices of wholesale fuels, experience significant and rapid fluctuations, we attempt to pass along wholesale price changes to our customers; however, we are not always able to do so immediately. The timing of any related increase or decrease in sales prices is affected by competitive conditions in our market areas. As such, our revenues and gross profit can increase or decrease significantly and rapidly over short periods of time and potentially adversely impact our business, financial condition, and results of operations. The volatility in crude oil and wholesale fuel costs and sales prices makes it extremely difficult to forecast future gross profits or predict the effect that future wholesale costs and sales price fluctuations will have on our operating results and financial condition.

A significant decrease in demand for diesel and gasoline, including increased consumer preference for alternative fuels or improvements in fuel efficiency, in the areas we serve would materially affect our revenues and profitability.

The Energy Information Administration of the U.S. Department of Energy projects that U.S. motor gasoline consumption will decline at an average rate of 1.1% per year between 2012 and 2040 as improvements in fuel efficiency are expected to outpace increases in miles driven. A significant decrease in demand for these products in the areas we serve could significantly reduce our revenues. Our revenues are dependent on various trends, such as trends in consumer disposable income, the trucking industry, and travel in our market areas, and these trends can change. Regulatory action, including government-imposed fuel efficiency standards, may also affect demand for these fuels. Because certain of our operating costs and expenses are fixed and do not vary with the volumes of products we distribute, our costs and expenses might not decrease notably or at all should we experience such a reduction. As a result, we may experience declines in our profit margin if our fuel distribution volumes decrease.

Any technological advancements, regulatory changes or changes in consumer preferences causing a significant shift toward alternative products could reduce demand for the conventional petroleum-based fuels we currently produce. Additionally, a shift toward electric, hydrogen, natural gas or other alternative-power vehicles could fundamentally change our customers’ shopping habits or lead to new forms of fueling destinations or new competitive pressures.

New technologies have been developed and governmental mandates have been implemented to improve fuel efficiency, which may result in decreased demand for petroleum-based fuel. For example, in December 2021, the Biden Administration announced revised GHG emissions standards for light-duty vehicle fleets for Model Years 2023-2026, which some manufacturers may meet by increasing fuel efficiency or increasing the prevalence of zero-emissions vehicles in their fleets. The Biden Administration has also set a goal for federal vehicle acquisitions to be 100% zero-emissions vehicles by 2035, which may further influence the composition of vehicle fleets. Any of these outcomes could result in a reduction in demand from our wholesale customers, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The industries in which we operate are subject to seasonal trends, which may cause our operating costs to fluctuate, affecting our cash flow.

We typically experience more demand for diesel in the late spring and summer months than during the fall and winter. Travel, farming, recreation and construction are typically higher in these months in the market areas in which we operate, increasing the demand for fuel that we sell and distribute. Therefore, our revenues and cash flows are typically higher in the second and third quarters of our fiscal year. As a result, our results from operations may vary widely from period to period, affecting our cash flow.

Our operations are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities that could exceed current expectations.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the release, disposal or discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations due to our handling of petroleum hydrocarbons and other hazardous substances and wastes, as a result of air emissions related to our operations. Spills or other releases of regulated substances, including such spills and releases that occur in the future, could expose us to material losses, expenditures and liabilities under applicable environmental laws and regulations. Under certain of such laws and regulations, we could be held strictly liable for the removal or remediation of previously released hazardous materials or property contamination, regardless of whether we were responsible for the release or contamination and even if our operations met previous standards in the industry at the time they were conducted. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the trucking industry could continue, resulting in increased costs of doing business and consequently affecting profitability. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general in addition to our own results of operations, competitive position or financial condition. To the extent laws are enacted or other governmental action is taken that restricts development or imposes more stringent and costly operating, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

A climate-related decrease in demand for crude oil could negatively affect our business.

Supply and demand for crude oil is dependent upon a variety of factors, many of which are beyond our control. These factors include, among others, the potential adoption of new government regulations, including those related to fuel conservation measures and climate change regulations, technological advances in fuel economy and energy generation devices. For example, legislative, regulatory or executive actions intended to reduce emissions of GHGs could increase the cost of consuming crude oil, thereby potentially causing a reduction in the demand for this product. A broader transition to alternative fuels or energy sources, whether resulting from potential new government regulation, carbon taxes or consumer preferences could result in decreased demand for products like crude oil. Any decrease in demand could consequently reduce demand for our services and could have a negative effect on our business.

Our business operations may be materially adversely affected by negative impacts to the global economy, capital markets, or other geopolitical conditions resulting from economic uncertainty, armed conflicts, acts of terrorism, political unrest or health epidemics.

During the last several years, the global supply and demand for crude oil has experienced periodic downturns and sustained volatility, impacted by such factors as the COVID-19 pandemic and recovery, Russia’s invasion of Ukraine and the related sanctions imposed on Russia, the ongoing conflict in Israel and the Gaza Strip and the ensuing conflict in the Middle East, the global response to such conflicts, supply chain constraints and rising interest rates and costs of capital. Furthermore, the United States experienced a significant inflationary environment in 2022 that, along with international geopolitical risks, has contributed to concerns of a potential recession in 2023 that has caused oil and gas prices to retreat from their earlier highs in 2022 and has created further volatility. In 2023, OPEC announced production cuts to reduce the global oil supply. The actions of OPEC with respect to oil production levels and announcements of potential changes in such levels, including agreement on and compliance with production cuts, may result in further volatility in commodity prices and the oil industry in general.

Our business, financial condition and results of operations could be materially and adversely affected by further negative impact on the global economy and capital markets resulting from these global economic conditions, particularly if such conditions are prolonged or worsen. Any such disruptions may also magnify the impact of other risks described in this Offering Circular.

RISKS RELATED TO OUR COMMON STOCK

Investors who purchase common stock in this Offering may not be entitled to a jury trial with respect to certain claims which could result in less favorable outcomes to the plaintiff(s) in any action against us.

Investors who purchase common stock in this Offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against us arising out of or relating to these agreements. By signing this agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we oppose a jury trial demand based on any waiver, a court will determine whether the waiver would be enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal laws. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the Federal securities laws has not been finally adjudicated by a Federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware and in the Court of Chancery in the State of Delaware, which governs the Subscription Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before signing the Subscription Agreement.

If you bring a claim against us in connection with matters arising under the Subscription Agreement, including claims under Federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Subscription Agreement with a jury trial. No condition, stipulation, or provision of the Subscription Agreement serves as a waiver by an investor, of compliance with any provision of the federal securities laws and the rules and regulations promulgated under those laws.

The waiver shall not apply to subsequent transferees; purchasers of our shares in a secondary transaction are not subject to the waiver.

Claims of U.S. civil liabilities may not be enforceable against our management.

Certain members of our Board of Directors and senior management are residents of Canada, and many of the assets of such persons are located outside of the United States. As a result, it may not be possible to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States.

The United States and Canada do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Canada. In addition, uncertainty exists as to whether Canadian courts would entertain original actions brought in the United States against our Canadian directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of Canada as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Canadian court gives judgment for the sum payable under a U.S. judgment, the Canadian judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Canadian court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against our officers or directors who are residents of Canada.

We may issue shares of preferred stock that would have a liquidation preference to our common stock.

Our articles of incorporation currently authorize the issuance of 25,000,000 shares of our preferred stock, of which there is one share of Series A Preferred Stock authorized, issued and outstanding and 4,800,000 shares of Series B Convertible Preferred Stock have been authorized, of which 356,020 shares are issued and outstanding as of May 7, 2024.  Only the shares of Series B Preferred Stock have liquidation rights, which have preference over our shares of common stock in connection with the liquidation of our company. Upon our liquidation or winding up, the holders of the Series B Convertible Preferred Stock shall be entitled to receive $2.50 per share, plus all accrued and unpaid dividends, prior to the distribution to common stockholders, if any.  In addition to the shares of Series A and Series B Preferred Stock that have previously been authorized for issuance by our board of directors, the board has the power to issue shares without shareholder approval, and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. Other than the Series B Convertible Preferred Stock, we presently have no commitments or contracts to issue any shares of preferred stock. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of our company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of our common stock.

As of the date of this Offering Circular there was no market for our common stock.

If you want to sell your shares of common stock in the future, you may not be able to find a buyer. Although we have applied for listing of our common stock on a national stock exchange there are several requirements that we may or may not be able to satisfy in a timely manner. Even if we obtain that listing, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. In addition, should a market develop for our common stock in the future, some brokerage firms will not accept the deposit of microcap securities or the fees charged to deposit your securities with a broker may be high. You should assume that you may not be able to liquidate your investment for some time should a public market develop for our common stock.

Our initial listing application for our Common Stock may not be approved by Nasdaq.

Approval of our initial listing application for our Common Stock by Nasdaq will be subject to, among other things, our fulfillment of the following conditions: (i) the Offering is completed and closed; and (ii) we have raised a sufficient amount of equity necessary to qualify for the minimum equity requirements necessary to list our Common Stock on Nasdaq. Currently we are endeavoring to satisfy the standard for admission on Nasdaq requiring $5 million in stockholders’ equity and $15 million market value of publicly held shares of Common Stock. If we fail to meet the minimum requirements for initial listing on Nasdaq, we may apply to have our common stock traded on another platform. There is no assurance that our Common Stock will ever be listed on Nasdaq or that we will be able to comply with such applicable initial listing standards. Failure to have our Common Stock listed on Nasdaq would make it more difficult for our stockholders to dispose of our Common Stock and more difficult to obtain an accurate price of our

Common Stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our Common Stock is not traded on a national securities exchange.

Disclosure requirements pertaining to penny stocks may reduce the level of trading activity for our common stock if and when it is publicly traded.

Trades of our common stock, should a market ever develop, may be subject to Rule 15g-9 of the Commission, which rule imposes certain requirements on broker/dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, brokers/dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The Commission also has rules that regulate broker/dealer practices in connection with transactions in “penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker/ dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker/dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

There is no minimum amount required to be raised in this Offering.

We may not have enough funds to sustain our business until it becomes profitable, as we may not accurately anticipate how quickly we may use the funds that are raised in the Offering and whether such funds are sufficient to bring our business to profitability. If we fail to raise sufficient capital from this Offering, we intend to seek additional financing either through the sale of equity or loans from third parties. However, there can be no assurance that we will be able to obtain any additional capital.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

To fund future growth and development, we will likely need to raise additional funds in the future by offering shares of our common stock and/or other classes of equity, or debt that convert into shares of common stock, any of which offerings would dilute the ownership percentage of investors in this Offering. See “Dilution.” In order to issue sufficient shares in this regard, we may be required to amend our certificate of incorporation to increase our authorized capital stock, which would require us to obtain the consent of a majority of our shareholders. Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of common stock, and we may be required to accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact us, our business, development, financial condition, operating results or prospects.

Any valuation at this stage is difficult to assess.

The valuation for this Offering was established by us. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is challenging to assess, and you may risk overpaying for your investment.

If we cannot raise sufficient funds, we may not succeed.

We are offering common shares in this Offering on a best-efforts basis and may not sell all of the common shares we are offering. Even if the maximum amount is raised, we are likely to need additional funds in the future to grow. The technology and products we are developing are highly sophisticated, and we may also encounter technical challenges that require more capital than anticipated by the management team to overcome. If we cannot raise those funds for whatever reason, including reasons relating to us or to the broader economy, we may not survive. If we raise a substantially lesser amount than the maximum raise, we will have to find other sources of funding for some of the plans outlined in “Use of Proceeds”.

USE OF PROCEEDS

The gross proceeds to us from the sale of the Offering Shares will be $19,999,998 if the entire Offering is sold. The following table sets forth a breakdown of our estimated use of our gross proceeds as we currently expect to use them, assuming the sale of, respectively, 25%, 50%, 75% and 100% of the Offering Shares.

	Assumed Percentage of Shares Sold
	25%	50%	75%	100%
Gross Proceeds	$5,000,000	$10,000,000	$15,000,000	$19,999,998
Selling agent commissions	375,000	750,000	1,125,000	1,500,000
Other Offering expenses	374,500	554,500	734,500	914,500
Net proceeds	$4,250,500	$8,695,500	$13,140,500	$17,585,498

Repayment of Debt	$2,500,000	$3,500,000	$3,500,000	$3,500,000
Retrofit of PR Spring Facility	-	1,570,500	4,500,000	4,500,000
ASR Facility	-	-	-	5,000,000
Working capital	1,750,500	3,625,000	5,140,500	4,585,498
Total use of net proceeds	$4,250,500	$8,695,500	$13,140,500	$17,585,498

Assuming completion of the sale of the entire Offering, we expect to realize approximately $17,585,498 in net proceeds after the payment of approximately $2,414,500 in anticipated Selling Agent commissions and other Offering expenses related to this Offering. We anticipate that we will utilize the net proceeds of this Offering in the following order or priority: the repayment of indebtedness, completing the retrofit of the PR Spring Facility, completion of the design and construction of one or more ASR Facilities, and for working capital and general corporate purposes.

Exact application of the net proceeds and timing of use will vary depending upon numerous factors, including market and competitive issues. Due to the number and variability of factors that may affect our use of the net proceeds, our management team retains significant discretion over the actual application of the net proceeds. Accordingly, there can be no assurance that the actual application will not vary substantially from our current expectations.

Pending the use of net proceeds for the above purposes, we intend to invest the funds in short-term, interest-bearing obligations of the United States government or commercial bank money market accounts.

None of the Use of Proceeds includes any proceeds that may be received by us upon the exercise of outstanding warrants, including the Agent Warrants or the Investor Warrants.

PLAN OF DISTRIBUTION

The Company is offering up to 3,333,333 shares of common stock on a “best efforts” basis at a price of $6.00 per share. The minimum subscription is $600, or 100 shares of common stock.

The Company intends to market the shares in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website (www.skyquarry.com) on a landing page that relates to the Offering.

The Offering of our common stock will terminate at the earliest of the date at which the maximum Offering amount has been sold, one year from the date upon which the Commission qualifies the Offering Statement of which this Offering Circular forms a part and the date at which the Offering is earlier terminated by the Company, in its sole discretion. The offering of our common stock underlying the Investor Warrants and the Agent Warrants qualified under the Offering Statement on Form 1-A of which this Offering Circular forms a part will continue and the Offering Statement will remain qualified, in accordance with Rule 251(d)(3)(i)(F) of Regulation A, until the earlier of (i) the date at which all of the outstanding Investor Warrants and the Agent Warrants have been exercised for shares of common stock of the Company, which shares of common stock are being offered under this Offering Circular, and (ii) the expiration date of the Agent Warrants.

The Company intends to complete one closing in this Offering. After the closing, funds tendered by investors will be available to the Company.

Engagement Agreement with Digital Offering

We are currently party to an engagement agreement dated May 9, 2023 with Digital Offering LLC (“Digital Offering” or the “Lead Selling Agent”). Digital Offering has agreed to act as our lead managing selling agent for the Offering. Digital Offering has made no commitment to purchase all or any part of the shares of common stock being offered but has agreed to use its best efforts to sell such shares in the Offering. As such, Digital Offering is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Digital Offering is under no obligation to purchase any of the shares of common stock or arrange for the sale of any specific number or dollar amount of shares of common stock. The term of the engagement agreement began on May 9, 2023 and will continue until the earlier to occur of: (a) the date that either party gives the other at least ten (10) days written notice of the termination of the engagement agreement, which termination may occur with or without cause, (b) March 31, 2024, and (c) the date that the Offering is consummated (such applicable date, the “Termination Date”). The engagement agreement provides that Digital Offering may engage other Financial Industry Regulatory Authority (“FINRA”) member broker-dealers that are registered with the Commission to participate as soliciting dealers for this Offering. We refer to these other broker-dealers as soliciting dealers or members of the selling group. Upon engagement of any such soliciting dealer, Digital Offering will be permitted to re-allow all or part of its fees and expense allowance as described below. Such soliciting dealer will also be entitled to receive the benefits of our engagement agreement with Digital Offering, including the indemnification rights arising under the engagement agreement upon their execution of a soliciting dealer agreement with Digital Offering that confirms that such soliciting dealer is so entitled. As of the date hereof, we have been advised that Digital Offering has retained Cambria Capital LLC, DealMaker Securities LLC, and R.F. Lafferty & Co Inc. to participate in this Offering as soliciting dealers. We will not be responsible for paying any placement agency fees, commissions or expense reimbursements to any soliciting dealers retained by Digital Offering. None of the soliciting dealers is purchasing any of the shares of common stock in this Offering or is required to sell any specific number or dollar amount of shares of common stock but will instead arrange for the sale of shares of common stock to investors on a “best efforts” basis, meaning that they need only use their best efforts to sell the shares of common stock. In addition to the engagement agreement, we plan to enter into a definitive selling agency agreement with Digital Offering prior to the commencement of the Offering.

Offering Expenses

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants, and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including those charged by FINRA; (iv) all of the legal fees related to FINRA clearance; and (v) costs relating to background checks of the Company’s officers and directors (in the specific invoiced amount of $950, which amount has already been paid by us and will not be exceeded). We have also agreed to reimburse Digital Offering for up to $100,000 in legal expenses, $25,000 of which we have already paid and which will be reimbursed to us to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a).

Reimbursable Expenses in the Event of Termination

In the event the Offering does not close, or the selling agency agreement is terminated for any reason, we have agreed to reimburse Digital Offering for its legal fees not to exceed $100,000.

Other Expenses of the Offering

The Lead Selling Agent has engaged DealMaker Securities LLC as a soliciting dealer to assist in the placement of our shares of common stock in those states where it is registered to undertake such activities, including soliciting potential investors on a best efforts basis.

In addition, we have retained DealMaker Reach LLC (“Reach”) for marketing and advisory services. Reach, an affiliate of DealMaker Securities, LLC, will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing our campaign page to track investor progress, and advise on strategic planning, implementation, and execution of our capital raise marketing budget. We have agreed to pay Reach a monthly fee of $12,000 in cash up to a maximum of $48,000. We will also pay Reach a $20,000 launch fee. This launch fee received by Reach shall be considered an advance against accountable expenses anticipated to be incurred and will be reimbursed to us to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a). To the extent monthly services under this agreement are commenced in advance of a FINRA no objection letter being received by us, such amounts shall be considered an advance against accountable expenses anticipated to be incurred, and fully refunded to extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a). A maximum of $36,000 or three months of monthly service fees are payable prior to a no objection letter being received.

We have also engaged, through our agreement with Reach, Novation Solutions Inc. operating as DealMaker (“DealMaker”), an affiliate of DealMaker Securities, LLC, to create and maintain the online subscription processing platform for the Offering. After our Offering Statement is qualified by the SEC, the Offering will be conducted, in part, using DealMaker’s online subscription processing platform through the Company’s website, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make purchase price payments through a third-party processor by ACH debit transfer, wire transfer or credit card. Novation Solutions, Inc. has not received, is not receiving and will not receive any compensation for its services.

Selling Agents’ Commission

We have agreed that the definitive selling agency agreement will provide for us to pay a commission of 7.5% of the gross proceeds received by us in the Offering, which shall be allocated by Digital Offering to members of the selling group and soliciting dealers in its sole discretion (we sometimes refer to Digital Offering and such members and dealers collectively as the “Selling Agents”).

The following table shows the total commissions payable to Digital Offering on a per-share basis in connection with this Offering, assuming a fully subscribed Offering.

Per Share
Public offering price	$6.00
Digital Offering commission (7.5%)*	$0.45
Proceeds, before expenses, to us, per share	$5.55

*Assuming a fully subscribed Offering, Digital Offering would receive total cash commissions of $1,500,000.

Selling Agent’s Warrants

Upon the closing of the Offering, we have agreed to issue warrants, the Agent Warrants, to the selling agent to purchase a number of our shares of common stock equal to 2.3% of the total number of our shares of common stock sold in the Offering. The Agent Warrants will be exercisable commencing on the date of the closing of this Offering and will be exercisable until the fifth anniversary of the date of commencement of sales in the Offering (in compliance with FINRA Rule 5110(g)(8)(A)). The exercise price for the Agent Warrants will be the amount that is 125% greater than the public offering price, or $7.50 per share. The Agent Warrants will not be redeemable. The Agent Warrants will provide for cashless exercise in the event there is not a qualified Offering Statement covering the shares underlying the Agent Warrants, and immediate “piggyback” registration rights, with a duration of seven years from the date of commencement of sales in the Offering (in compliance with FINRA Rule 5110(g)(8)(D)), with respect to the registration of the shares of common stock underlying the warrants. We have qualified the shares underlying the Agent warrants in this Offering. Under certain circumstances as described in the Agent Warrants, we and the selling agent may negotiate a single demand registration right pursuant to an agreement in customary form reasonably acceptable to the selling agent and us.  Pursuant to FINRA Rule 5110(g)(8)(B)-(C), the selling agent shall not be entitled to more than one such demand registration right and the duration of such registration right shall not exceed five years from the date of commencement of sales in the Offering.

The Agent Warrants and the shares of common stock underlying the Agent Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The selling agent, or permitted assignees under such rule, may not exercise, sell, transfer, assign, pledge, or hypothecate the Agent Warrants or the shares of common stock underlying the Agent Warrants, nor will the selling agent or permitted assignees engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Agent Warrants or the underlying shares for a period of 180 days from the date of closing of the Offering, except that they may be transferred, in whole or in part, by operation of law or by reason of our reorganization, or to any selling agent or selected dealer participating in the Offering and their officers, partners or registered representatives if the Agent Warrants or the underlying shares of common stock so transferred remain subject to the foregoing lock-up restrictions for the remainder of the time period. The Agent Warrants will provide for adjustment in the number and price of such warrants (and the class A common shares underlying such warrants) to prevent dilution in the event of a stock dividend, stock split or other reclassification of the class A common shares.

Lock-Up Agreements

Except as described below, we and our officers, directors, director nominees and 10% stockholders holding 3,506,493 shares of common stock have agreed, or will agree, with Digital Offering, subject to certain exceptions, that, without the prior written consent of Digital Offering, we and they will not, directly or indirectly, during the period ending 6 months following the closing of this Offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the common stock or any securities convertible into or exchangeable or exercisable for the common stock, whether now owned or hereafter acquired by us or them or with respect to which we or they has or hereafter acquires the power of disposition; or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise.

The lock-up agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options. In the case of our officers, directors and director nominees, the restrictions described in the preceding paragraph do not apply to:

·transactions relating to shares of common stock acquired in open market transactions after the completion of this Offering; provided that, no filing by any party under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transfer;

·exercises of stock options or equity awards granted pursuant to an equity incentive or other plan or warrants to purchase shares of common stock or other securities (including by cashless exercise to the extent permitted by the instruments representing such stock options or warrants so long as such cashless exercise is effected solely by the surrender of outstanding stock options or warrants to us and our cancellation of all or a portion thereof to pay the exercise price), provided that in any such case the securities issued upon exercise shall remain subject to the provisions of the agreement;

·transfers of shares of common stock or other securities to us in connection with the vesting or exercise of any equity awards granted pursuant to an equity incentive or other plan and held by the undersigned to the extent, but only to the extent, as may be necessary to satisfy tax withholding obligations pursuant to our equity incentive or other plans;

·pursuant to an order of a court or regulatory agency;

·any transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement;

·any distributions or transfers without consideration of shares of common stock or any security directly or indirectly convertible into or exercisable or exchangeable for common stock to limited partners, members, stockholders or affiliates of the undersigned, or to any partnership, corporation or limited liability company controlled by the undersigned or by a member of the immediate family of the party to the agreement;

·any transfer made in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the agreement;

·the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of our common stock during the lock-up period;

·transfers to any investment fund or other entity controlled by, or under common control or management with, the party to the agreement;

·transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a qualifying bona fide third-party tender

·offer, merger, consolidation or other similar transaction made to all holders of our common stock.

Exchange Listing

We have applied to Nasdaq to list shares of our common stock under the symbol “SKYQ” on the Nasdaq Capital Market. Our common stock will not commence trading on Nasdaq until each of the following conditions is met: (i) this Offering is terminated; (ii) we have filed a post-qualification amendment to the Offering Statement, which post-qualification amendment is qualified by the Commission; and (iii) we have filed a registration statement on Form 8-A, which Form 8-A has been declared effective by the Commission. Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the Commission qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the termination of this Offering in order that the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on Nasdaq, we may wait before terminating this Offering and commencing the trading of our common stock on Nasdaq in order to raise additional proceeds. As a result, you may experience a delay between the closing of your purchase of shares of our common stock and the commencement of exchange trading of our common stock on Nasdaq. No assurance can be given, however, that our application to list on Nasdaq will be approved or that an active trading market for our common stock will develop.

Indemnification

We have agreed to indemnify the Lead Selling Agent, its affiliates and controlling persons and members of the selling group against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the Lead Selling Agent, its affiliates and controlling persons as may be required to make in respect of these liabilities.

Our Relationship with the Lead Selling Agent

The Lead Selling Agent and its affiliates are engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Lead Selling Agent and its affiliates may in the future perform various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Digital Offering and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. Digital Offering and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Investment Limitations if We Do Not Obtain a Listing on a National Securities Exchange

As set forth in Title IV of the JOBS Act, there would be no limit on how many shares an investor may purchase if this Offering results in a listing of our common stock on Nasdaq or other national securities exchange. However, our common stock may not be listed on Nasdaq upon the initial qualification of this Offering by the Commission. Additionally, we cannot provide any assurance that our application to list on Nasdaq will be approved.

For individuals who are not accredited investors, if we are not listed on Nasdaq, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see under “— Procedures for Subscribing — How to Calculate Net Worth”). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review

Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors in the case of trading on the over-the-counter markets must comply with the 10% limitation on investment in this Offering. The only investors in this Offering exempt from this limitation, if our common stock is not listed on Nasdaq, are “accredited investors” as defined under Rule 501 of Regulation D under the Securities Act (each, an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

(i)  You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)  You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below under “— How to Calculate Net Worth”);

(iii)  You are an executive officer or general partner of the issuer or a director, executive officer or general partner of the general partner of the issuer;

(iv)  You are a holder in good standing of the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), and the Licensed Investment Adviser Representative (Series 65), each as issued by FINRA;

(v)  You are a corporation, limited liability company, partnership or are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares of common stock, with total assets in excess of $5,000,000;

(vi)  You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vii)  You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(viii)  You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares of common stock;

(ix)  You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000;

(x)  You are a Commission or state-registered investment adviser or a federally exempt reporting adviser;

(xi)  You are a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

(xii)  You are an entity not listed above that that owns “investments,” in excess of $5 million and that was not formed for the specific purpose of investing in the securities offered; or

(xiii)  You are an Investor that certifies that (A) it is a “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (i) with at least $5 million in assets under management, (ii) not formed for the specific purpose of acquiring the securities offered and (iii) whose investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment or (B) that it is a “family client” as defined in Rule 202(a)(11)(G)-1, of a family office meeting the criteria specified above.

This Offering of our common stock will start on or after the date that the Offering is qualified by the Commission and will terminate on the earliest of the date at which the maximum offering amount has been sold, one year from the date upon which the Commission qualifies the Offering Statement of which this Offering Circular forms a part and the date at which the Offering is earlier terminated by the Company, in its sole discretion. The offering of our common stock underlying the Investor Warrants and the Agent Warrants qualified under the Offering Statement on Form 1-A of which this Offering Circular forms a part will continue and the Offering Statement will remain qualified, in accordance with Rule 251(d)(3)(i)(F) of Regulation A, until the earlier of (i) the date at which all of the outstanding Investor Warrants and the Agent Warrants have been exercised for shares of common stock of the Company, which shares of common stock are being offered under this Offering Circular, and (ii) the expiration date of the Agent Warrants.

Procedures for Subscribing

Procedures for Subscribing through Cambria Capital’s My IPO Platform

Cambria Capital is a registered broker-dealer and member of FINRA and SIPC. Cambria Capital has been appointed by us and Digital Offering, as a soliciting dealer for this Offering. Cambria Capital operates the My IPO platform as a separate unincorporated business division.

In order to subscribe to purchase the shares of common stock through My IPO, a prospective investor must electronically complete and execute a subscription agreement and provide payment to the Wilmington Trust, N.A. escrow account (“Wilmington Trust Escrow Account”) or an account owned by the investor and held at the clearing firm of Cambria Capital. When submitting the subscription request through My IPO, a prospective investor is required to agree to various terms and conditions by checking boxes and to review and electronically sign any necessary documents. We will not accept any subscription agreements prior to the Commission’s qualification of this Offering.

Escrow Account

Except with respect to investors who are clients of DealMaker Securities LLC, or Other Broker-Dealers (as defined below) with clearing agreements in place, investors will be required to deposit their funds to the Wilmington Trust Escrow Account. The Company intends to complete one closing of this Offering. Any such funds that Wilmington Trust receives shall be held in escrow until the closing of the Offering or such other time as mutually agreed between the Company and Digital Offering, and then used to complete securities purchases, or returned if this Offering fails to close. All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH transfer directly to the escrow account established for this Offering.

Other Procedures for Subscribing

Cambria Capital clears through various clearing firms as do other broker-dealers who may participate in this Offering. We refer to such other broker-dealers that clear through their respective clearing firms and who may participate in this Offering as Other Broker-Dealers. Other Broker-Dealers with clearing agreements shall provide the Selling Agents with executed subscription agreements and delivery sheets from their customers and shall settle the transaction with the Selling Agents through DTC on closing. In the event that the Company does not qualify or list on Nasdaq, soliciting dealers who are unable to participate in an over-the-counter security may withdraw their subscriptions prior to closing.

Prospective investors investing through Cambria Capital or Other Broker-Dealers will acquire shares of our common stock through book-entry order by opening an account with Cambria Capital or an Other Broker-Dealer, or by utilizing an existing Cambria Capital account or account with an Other Broker-Dealer. In each such case, the account will be an account owned by the investor and held at the clearing firm of such Other Broker-Dealer, as the clearing firm for the exclusive benefit of such investor. The investor will also be required to complete and submit a subscription agreement. Subscriptions for shares common stock acquired through an account at Cambria Capital at https://www.new.myipo.com/offers/skyquarry, or an Other Broker-Dealer can be processed online at https://form.jotform.com/232974291779170 or provided directly by the Broker-Dealers. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

Our transfer agent is Colonial Stock Transfer Company, Inc. Our transfer agent will record and maintain records of the shares of common stock issued of record by us, including shares issued of record to the Depositary Trust Corporation, which we refer to as the DTC, or its nominee, Cede & Co., for the benefit of broker-dealers, including the clearing firms. The clearing firm, as the clearing firm, will maintain the individual stockholder beneficial records for accounts at Cambria Capital or Other Broker-Dealers. All other investors that participate through the Wilmington Trust Escrow Account, shall have their shares held at Colonial Stock Transfer in digital book entry. Such shares may be transferred to the investor’s outside brokerage account by requesting their outside broker dealer to effect such transfer. Request for transfer may only be made by the outside broker dealer of the investor.

You may not subscribe to this Offering prior to the date this Offering is qualified by the Commission, which we will refer to as the qualification date. Before the qualification date, you may only make non-binding indications of your interest to purchase securities in the Offering. For any subscription agreements received after the qualification date, we have the right to review and accept or reject the subscription in whole or in part, for any reason or for no reason. If rejected, we will return all funds to the rejected investor within ten business days. If accepted, the funds will remain in the escrow account until we determine to have the closing of the Offering and the funds in escrow will then be transferred into our general account.

Non-U.S. investors may participate in this Offering by depositing their funds in the escrow account held at Wilmington Trust; any such funds that Wilmington Trust receives shall be held in escrow until the closing of this Offering or such other time as mutually agreed between the Company and the Selling Agents, and then used to complete securities purchases, or returned if this Offering fails to close.

DealMaker Securities LLC

Investors who invest through DealMaker Securities LLC may subscribe through invest.skyquarry.com by tendering funds by wire, credit, or debit card or ACH transfer to the escrow account to be set up at Enterprise Bank. Tendered funds will remain in escrow until the closing has occurred. Upon closing, funds tendered by investors will be made available to the Company for its use. The Company will not cover credit card fees on behalf of investors.

Procedures for subscribing directly through the Company’s website

The subscription procedure is summarized as follows:

1.   Go to invest.skyquarry.com website and click on the “Invest Now” button;

2.  Complete the online investment form;

3.  Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified escrow account;

4.  Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

5.  Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement. Investors will be required to complete a subscription agreement in order to invest. For so long as we are not listed on Nasdaq, the subscription agreement will include a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement (forms of which are attached to the Offering Statement, of which this Offering Circular forms a part, as Exhibits 4.1 and 4.2) and the funds required under the subscription agreement have been transferred to the Wilmington Trust Escrow Account or such other selected dealer designated escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares of subscribed for common stock at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, unless a company’s offered securities are listed on a national securities exchange, non-accredited, non-natural person investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). As a result, for so long as our common stock is not listed on Nasdaq, non-accredited, natural person may only invest funds in our common stock which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

How to Calculate Net Worth

For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares of common stock.

In order to purchase the shares of common stock and prior to the acceptance of any funds from an investor, for so long as our common stock is not listed on Nasdaq, an investor in our common stock will be required to represent, to the Company’s satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

No Minimum Offering Amount

There is no minimum offering amount in this Offering and we may close on any funds that we receive. Potential investors should be aware that there can be no assurance that any other funds will be invested in this Offering other than their own funds.

No Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this Offering will go to the Company.

Transfer Agent and Registrar

The Company has engaged Colonial Stock Transfer Company, Inc., a registered transfer agent with the Commission, who will serve as transfer agent to maintain stockholder information on a book-entry basis.

DETERMINATION OF OFFERING PRICE

The initial public offering price has been determined by negotiation between us and Digital Offering. The principal factors considered in determining the initial public offering price include:

·the information set forth in this Offering Circular and otherwise available to Digital Offering;

·our history and prospects and the history of and prospects for the industry in which we compete;

·our past and present financial performance;

·our prospects for future earnings and the present state of our development;

·an assessment of our management;

·the general condition of the securities markets at the time of this Offering;

·the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

·other factors deemed relevant by Digital Offering and us.

We intend to price the Offering prior to its qualification pursuant to Rule 253(b).

Accordingly, the Offering price may not be indicative of any amounts you might receive should you seek to sell your shares or should there be a liquidation of our company. In addition, such prices are not necessarily indicative of any prices at which our securities may trade, or any value that might be ascribed to our company after the completion of the Offering.

DILUTION

We are registering for sale to new investors up to 3,333,333 shares at an assumed price of $6.00 per share. Our existing shareholders paid approximately $1.38 per share for their shares. The shares for other existing shareholders may have been paid for in cash or were issued for assets contributed to us or services provided to us. The following table sets forth on a pro forma basis at December 31, 2023, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price paid per share (assuming a proposed public offering price of $6.00 per share).

	Shares Purchased		Total Consideration		Average Price Per Share
	Amount	Percent	Amount	Percent

Existing Stockholders (1)	16,506,007	82.3%	$22,741,165	53.2%	$1.38

New Investors	3,333,333	16.8%	19,999,998	46.8%	6.00

Total	19,839,340	100%	$42,741,163	100%	$2.15

1.Includes the 16,323,256 shares of common stock outstanding and 211,917 shares of common stock to be issued on the automatic conversion of the 356,020 shares of Series B Convertible Preferred Stock outstanding on closing of the Offering.

The difference between the public offering price per share of common stock and the net tangible book value per share of common stock after this Offering constitutes the dilution to investors in this Offering. Net tangible book value per share is determined by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock. The dilution calculations we have set forth in this section reflect an offering price of $6.00 per share.

As of December 31, 2023, we had a net tangible book value of $9,879,054 or $0.89 (net book value of $13,088,057 less goodwill of $3,209,003) per share of issued and outstanding common stock. After giving effect to the sale of the shares proposed to be offered in the Offering of 3,333,333 shares, the adjusted net tangible book value is $27,464,552 or $1.38 per share (actual net tangible book value of $9,879,054 plus gross proceeds from the share issuance of $19,999,998 less projected Offering expenses of $2,414,500). This represents an immediate increase in net tangible book value of $0.79 per share to existing shareholders and an immediate dilution of $4.62 per share to new investors.

The following table illustrates such per share dilution:

Proposed public offering price (per share)		$6.00
Net tangible book value per share as of December 31, 2023	$0.60
Increase in net tangible book value per share attributable to the proceeds of the maximum offering	$0.79
Pro forma net tangible book value per share after the Offering		$1.39

Dilution to new investors		$4.61

The above illustration of dilution per share to investors participating in this Offering assumes no exercise of outstanding options or warrants or the conversion of any notes. The exercise of outstanding options or warrants or the conversion of notes having an exercise / conversion price less than the Offering price will increase dilution to new investors. In addition, we may choose to raise additional capital depending on market conditions, our capital requirements and strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with and is qualified in its entirety by and should be read together with our financial statements and the related notes thereto appearing elsewhere in this Offering Circular. This discussion contains certain forward-looking statements that involve risks and uncertainties, as described under the heading “Forward-Looking Statements”. Actual results could differ materially from those projected in the forward-looking statements.

Reverse Stock Split

We filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split instead received one additional share of our common stock in lieu of the fractional share. The Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of our common stock was affected by the Reverse Stock Split.

All historical share and per-share amounts reflected throughout the consolidated financial statements have not been adjusted to reflect the Reverse Stock Split.

Overview

We are an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated sands and soils. The recycling of asphalt shingles is expected to reduce the dependence on landfills for the removal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

We have developed a process for separating oil from oily sands and other oil-bearing solids utilizing a proprietary solvent which we refer to as our ECOSolv technology or the ECOSolv process. The solvent is used in a closed-loop distillation and evaporation circuit which results in over 99% of the solvent being recoverable for continuous reuse and requires no water. The solvent has demonstrated oil separation rates of over 95% in bench testing using samples of both mined crushed ore and ground asphalt shingles.

We intend to retrofit the PR Spring Facility, located in southeast Utah (as defined below) to recycle waste asphalt shingles using our ECOSolv technology,  to produce and sell oil as well as asphalt paving aggregate mined from our bitumen deposit.

We also plan to develop a modular ASR Facility which can be deployed in cities with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

Corporate History

We were incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, we changed our name to “Sky Quarry Inc.”. Sky Quarry is a holding company and has no operations. The purpose of the holding company is to maintain ownership over our subsidiaries, create management efficiencies and establish an organizational structure to facilitate the potential acquisition of other businesses within or complementary to our industry.

On September 16, 2020, we acquired 2020 Resources LLC. The assets of 2020 Resources include an oil sands remediation facility (the “PR Spring facility”) and a 100% interest in asphalt bitumen leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020, we also acquired 2020 Resources (Canada) Ltd, an entity which is currently inactive.

On September 30, 2022, we acquired Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada. The acquisition of Foreland was immediately accretive to our revenues and cash flow and provides a strong base for growth. We believe the acquisition is a strategic fit and will form an important role in the future enabling us to vertically integrate the production and refining of oil from waste materials to energy in a sustainable and efficient manner.

Our Financial Condition and Going Concern Issues

As a result of our financial condition, we have included in our financial statements for the years ended December 31, 2023 and 2022, a note indicating that there is significant doubt about the Company’s ability to continue as a going concern. The opinion from our independent registered public accounting firm for those statements also includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern. From inception (June 4, 2019) through December 31, 2023, we have incurred accumulated net losses of $9,239,578. In order to continue as a going concern we must effectively balance many factors and generate more revenue so that we can fund our operations from our sales and revenues. If we are not able to do this, we may not be able to continue as an operating company. At our current revenue and burn rate, we have an immediate cash need, and thus we must raise capital by issuing debt or through the sale of our stock. However, there is no assurance that our existing cash flow will be adequate to satisfy our existing operating expenses and capital requirements.

Results of Operations for the Years Ended December 31, 2023 and 2022

Introduction

We had net sales of $50,731,889 for the year ended December 31, 2023, as compared to $16,287,407 for the year ended December 31, 2022, an increase of $34,444,482, or over 211%. Our cost of goods sold was $47,831,980 for the year ended December 31, 2023, as compared to $12,631,272 for the year ended December 31, 2022, an increase of $35,200,708, or over 278%.

Net Sales and Loss from Operations

Our net sales, costs of goods sold, gross profit (loss), operating expenses, loss from operations, and loss before income tax benefit for the years ended December 31, 2023 and 2022, were as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Increase/ (Decrease)

Net sales	$50,731,889	$16,287,407	$34,444,482
Cost of goods sold	47,831,980	12,631,272	35,200,708
Gross profit (loss)	2,899,909	3,656,135	(756,226)

Operating expenses:
General and administrative	3,068,368	4,763,317	(1,694,949)
Share based compensation	634,783	209,132	425,651
Depreciation and amortization	564,639	165,131	399,508
Total operating expenses	4,267,790	5,137,580	(869,790)

Loss from operations	(1,367,881)	(1,481,445)	113,564
Other expenses	(3,254,126)	(2,304,899)	(949,227)

Loss before income tax benefit	$(4,622,007)	$(3,786,344)	$(835,663)

Net Sales

We had net sales of $50,731,889 for the year ended December 31, 2023, as compared to $16,287,407 for the year ended December 31, 2022, an increase of $34,444,482, or over 211%. The increase in net sales was  due to our acquisition of Foreland, which didn’t take place until September 30, 2022.

Cost of Goods Sold

Our cost of goods sold was $47,831,980 for the year ended December 31, 2023, as compared to $12,631,272 for the year ended December 31, 2022, an increase of $35,200,708, or over 278%.  Our cost of goods sold consisted of internal fuels, chemicals, labor, transportation and raw heavy and light crude oil. As with our net sales, the increase in cost of goods sold was due to our acquisition of Foreland, which didn’t take place until September 30, 2022. Cost of goods sold increased as a percentage of sales mainly due to an increase in 2023 of raw crude costs as well as internal fuel, repairs and maintenance, and lab and safe costs.

Operating Expenses

Total operating expenses were $4,267,790 and $5,137,580 for the years ended December 31, 2023 and 2022, respectively, a decrease of $869,790, or 17%.

Our operating expenses consisted of general and administrative expenses, share based compensation, and depreciation and amortization.

General and administrative expense was $3,068,368 and $4,763,317 for the years ended December 31, 2023 and 2022, respectively a decrease of $1,694,949, or 36%. A majority of the decrease was due to a decrease in general and administrative expenses related to insurance, repairs and maintenance, and internal fuel not related to cost of goods sold. In the year ended December 31, 2023, general and administrative expenses consisted mainly of executive compensation of $1,330,034 and professional fees of $1,002,639. In the year ended December 31, 2022, general and administrative expenses consisted mainly of internal fuel of $1,321,555, professional fees of $844,631, and executive compensation of $514,715.

Share based compensation was $634,783 and $209,132 for the years ended December 31, 2023 and 2022. In the year ended December 31, 2023, share based compensation consisted of the grant of 3,334 incentive stock options to a key employee expiring on July 31, 2028 with an exercise price of $9.09 and vested immediately, and the grant of 83,334 incentive stock options to a director expiring on October 31, 2028 with an exercise price of $4.80 with 27,778 options vested immediately and remaining options vest equally in thirds on each anniversary of the grant date, and the grant of 616,334 incentive stock options to directors, officers, key employees, and consultants expiring on October 14, 2028 with an exercise price of $4.80 which invested immediately. In the year ended December 31, 2022, share based compensation consisted of the grant of 355,557 incentive stock options to directors, officers, key employees and consultants expiring on August 31, 2027 with an exercise price of $2.70 and which vest equally in thirds on each anniversary of the grant date offset by forfeitures of 133,334 options (as adjusted for the Reverse Stock Split).

Depreciation and amortization was $564,639 and $165,131 for the years ended December 31, 2023 and 2022. In both years, depreciation and amortization consisted solely of depreciation of Foreland plant, property and equipment, with 2023 realizing a full year of operations and depreciation.

Loss from Operations

As a result of the items discussed above, our loss from operations was $1,367,881 and $1,481,445 for the years ended December 31, 2023 and 2022, respectively, a decrease of $113,564, or 8%. The loss of operations was driven by the decrease in the average sales prices of finished products, mainly diesel and liquid asphalt, as compared to the 2022 average prices.

Other Expenses

Other expenses were $3,254,126 and $2,304,899 for the years ended December 31, 2023 and 2022, respectively, an increase of $949,227, or 41%. In the year ended December 31, 2023, our other expenses consisted of interest expense of $3,639,520 and a loss on extinguishment of debt of $205,425, offset in part by a gain on sale of assets of $564,811 and other income of $26,008. In the year ended December 31, 2022, our interest expense was related to charges related to the Foreland acquisition and related loans payable.

Loss Before Income Tax Benefit

Our loss before income tax benefit for the year ended December 31, 2023, was $4,622,007, and our loss before income tax benefit for the year ended December 31, 2022, was $3,786,344, an increase of $835,663, or 22%. The increase was mainly due to the interest expense related to loans payable.

Liquidity and Capital Resources

Introduction

During the years ended December 31, 2023 and 2022, we had negative operating cash flows. Our cash on hand as of December 31, 2023, was $326,822. Our monthly cash flow burn rate in 2023 was approximately $31,000. As we integrate our Foreland acquisition, we have medium and long term cash needs to support the growth and production initiatives and current debt payments. We anticipate that these needs will be satisfied through the issuance of debt or the sale of our securities until our cash flows from operations will satisfy our cash flow needs.

Our cash, current assets, total assets, current liabilities, and total liabilities as of December 31, 2023 and 2022, were as follows:

	December 31, 2023	December 31, 2022	Change

Cash	$326,822	$572,197	$(245,375)
Total Current Assets	6,395,859	8,520,324	(2,124,465)
Total Assets	28,175,980	25,812,143	2,363,837
Total Current Liabilities	12,871,163	9,114,102	3,757,061
Total Liabilities	15,087,923	9,435,471	5,652,452

Our cash decreased by $245,375 as of December 31, 2023, as compared to December 31, 2022. Our total current assets decreased by $2,124,465 primarily because of our decrease in accounts receivable of $719,595 and inventory of $1,004,382, driven by the decrease in the average sales prices of finished products, mainly diesel and liquid asphalt, as compared to the 2022 average prices. Our total assets increased by $2,363,837, despite our decrease in current assets, primarily because of an increase in restricted cash of $3,571,645 and an increase in property, plant and equipment of $464,142.

As of December 31, 2023, current liabilities increased by $3,751,061 and our total liabilities increased by $5,652,452, both primarily as a result of an increase in lines of credit of $3,061,698, current maturities of notes payable of $1,666,449, and notes payable of $1,967,001, all primarily to meet the cash needs of crude purchases and capital expenditures.

In order to repay our obligations in full or in part when due, we will be required to raise significant capital from other sources. There is no assurance, however, that we will be successful in these efforts.

Cash Requirements

Our cash on hand as of December 31, 2023, was $326,822. Our monthly cash flow burn rate in 2023 was approximately $31,000. As we integrate our Foreland acquisition, we have medium and long term cash needs to support the growth and production initiatives and current debt payments. We anticipate that these needs will be satisfied through the issuance of debt or the sale of our securities until such time as our cash flows from operations will satisfy our cash flow needs.

Sources and Uses of Cash

Operations

Our net cash used in operating activities for the years ended December 31, 2023 and 2022, were $376,062 and $2,716,208, respectively, a decrease of $2,340,146, or 86%. Our net cash used in operating activities for the year ended December 31, 2023, consisted of a net loss of $4,436,472, plus primarily amortization of debt issuance costs of $2,568,523 and an increase in inventory of $1,004,383, offset primarily by a decrease in accounts payable and accrued expenses of $1,040,860. Our net cash used in operating activities for the year ended December 31, 2022, consisted of a net loss of $2,714,225, plus primarily a deferred tax payable of $1,072,119, offset primarily by an increase in accounts payable and accrued expenses of $1,225,535.

Investments

Our cash flow used in investing activities for the years ended December 31, 2023 and 2022, was $731,937 and $9,274,185, respectively, a decrease of $8,542,248, or 92%. Our investing activities in 2023 consisted of  proceeds from the sale of assets of $961,400, offset by purchase of exploration and evaluation assets of $664,556 and purchase of property, plant and equipment of $1,028,781. Our investing activities in 2022 consisted of cash paid in acquisitions, net of cash acquired of $3,998,516 and purchase of property, plant and equipment of $5,275,669.

Financing

Our net cash provided by financing activities for the years ended December 31, 2023 and 2022 was $4,458,454 and $11,675,461, respectively, a decrease of $7,217,007, or 62%. Our cash flows from investing activities in 2023 consisted primarily of proceeds from lines of credit of $61,499,106 and proceeds on note payable of $17,721,772, offset primarily by payments on lines of credit of $58,437,408 and payments on note payable of $12,905,339. Our cash flows from investing activities in 2022 consisted of proceeds on issuance of equity of $16,127,024, offset by payments on notes payable of $4,451,563.

BUSINESS

Overview

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI”, the “Company”, “we” or “us”) are, collectively, an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated sands and soils. The recycling and production of oil from asphalt shingles is expected to reduce the dependence of the American economy on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

We intend to retrofit the PR Spring Facility to recycle waste asphalt shingles using our ECOSolv technology and produce oil and asphalt paving aggregate from our bitumen deposit.

We also plan to develop a modular ASR Facility which can be deployed in areas with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

Corporate History

We were incorporated in Delaware on June 4, 2019 as “Recoteq, Inc.” On April 22, 2020, we changed our name to “Sky Quarry Inc.” We have three wholly-owned subsidiaries: 2020 Resources LLC (“2020 Resources”), 2020 Resources (Canada) Ltd. (“2020 Canada”), and Foreland Refining Corporation (“Foreland”).

On September 16, 2020, we acquired 2020 Resources LLC. The assets of 2020 Resources include an oil sands remediation facility (referred to in this Offering Circular as the “PR Spring Facility”) and a 100% interest in asphalt bitumen leases covering approximately 5,930 acres in the PR Spring region in Utah. On September 16, 2020, we also acquired 2020 Resources (Canada) Ltd, an entity which is currently inactive.

On September 30, 2022, we acquired Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada.

The PR Spring Facility

Construction of the PR Spring Facility completed in 2019 and originally utilized a hybrid water/biosolvent recovery system for the separation of oil from oily sands and asphalt sludge. This process has since been shown to be uneconomic in the current environment and to use significant amounts of water. The retrofitting of the facility to process both waste asphalt shingles and to remediate oil saturated surface oil sands will utilize a proprietary benign petroleum-based solvent (“ECOSolv”) formulation for recovery, requiring very little to no water in the process. This same solvent process has been demonstrated in bench tests to be effective in the separation of waste asphalt shingles into its base components of oil, sand and fiberglass.

We intend to retrofit the PR Spring Facility to utilize our ECOSolv process to recycle waste asphalt shingles into crude oil and clean solids, and to produce oil and asphalt paving aggregate from its bitumen deposits.

We also plan to develop a modular asphalt shingle recycling facility design which can be deployed in areas with high concentrations of waste asphalt shingles and near asphalt shingle manufacturing centers.

The ECOSolv Process

Under the ECOSolv process, mined oil sands or WAS Pellets are crushed and then mixed with a proprietary hydrocarbon-based waterless solvent and heated and agitated in a mixing vessel into a slurry. The solvent “washes” the sand clean and separates the sand from the pre-oil liquid asphalt. The freed ‘pre-oil’ is then processed during the separation stage and various products can be produced – WTI market bitumen, heavy oil or heavy crude oil. The solvent is extracted by separation, distillation and evaporation processes and is captured for re-use in the closed loop system, leaving clean heavy oil behind ready for sale. Separation of the sand is done by mechanical drying units, which evaporate and capture the solvent for reuse, leaving behind clean sand.

Bench testing for oil recovery from waste asphalt shingles was performed using samples containing 22% to 25% weight saturation asphalt bitumen content. The samples were processed using our ECOSolv process and resulted in an end product containing, on average, 20.8% bitumen and less than 1% solvent, implying a hydrocarbon recovery factor of up to 95% and solvent recovery of up to 99%.

PR Spring Asphalt Bitumen Leases

2020 Resources holds a 100% undivided interest in three contiguous asphalt bitumen leases (the “PR Spring Leases”) covering approximately 5,930 acres in the PR Spring region of Uintah County, Utah. The leases were issued by the State of Utah’s School and Institutional Trust Land Administration (“SITLA”) and requires payment of annual rent of $6,380 per year and minimum royalties of $63,800 per year. Once production from the bitumen deposit begins production royalties will be paid at 6.5% of gross sales per year.

The PR Spring oil sands deposit is located along the southeast flank of the Uinta Basin, formed during late Cretaceous and Early Tertiary Period. The deposit is within the Eocene-aged Green River Formation of the Douglas Creek Member. In general, the sands thicken to the southeast, closer to their source, becoming increasingly finer-grained and carbonate rich to the north and northwest.

The location of the project is amongst rugged topography, meaning the overburden thickness of the oil-saturated sands is highly variable. This variability directly affects the total volume to bitumen in-place calculations across the property. The target deposit is topographically high, which has resulted in erosion of much of the non-reservoir overburden. The mine pits have been proposed in an ideal location where the target resource is very shallow and thick with minimal overburden and outcropping at the surface in some locations. Well data in the mine pits is very dense and high quality, with 70 core holes in the Phase 1 mine pit locations and over 180 cored wells across PR Spring acreage. A detailed understanding of the reservoir can be achieved by analysis of this data.

Foreland Refining Corporation - Eagle Springs Refinery

On September 30, 2022, we acquired Foreland Refining Corporation, which is engaged in the refining of heavy crude oil into diesel and other petroleum products (naphtha, vacuum gas oil, and paving asphalt liquids) at its Eagle Springs Refinery located near Ely, Nevada. The refinery has a “name plate” production capacity of 4,500 barrels per day (“bpd”), but over the past 2 – 3 years has produced an average of 1,500 barrels per day due to local constrained supply of heavy and light oil and past issues with logistics due to COVID-19 related work restrictions. In addition to securing additional crude oil from local producers, management anticipates that the heavy oil produced at PR Spring will be refined at the Eagle Springs Refinery, resulting in increased production and revenues and higher efficiencies across the production chain.

The refinery’s major processing units include crude oil distillation, catalytic cracker, naphtha hydrotreating, and reforming units, which produce diesel, vacuum gas oil, naphtha, asphalt paving oil and other associated refined products.

Feedstock crude oil, consisting largely of heavy sulfur-heavy oil, is sourced from local producers in Nevada and Utah as well as other North American sources. All of the crude oil is delivered to the refinery by truck. Refined products are transported by third parties to wholesale, bulk, and retail customers primarily across Nevada, Utah and California and other North American jurisdictions.

Crude oil is received into the refinery tank farm and crude oil terminals, which include over 29,500 barrels of oil storage. The crude oil is processed through various refining units into products and where they are stored in the refinery’s approximately 73,800 barrels of refined product specific tankage.

Revenue Streams

Foreland produces diesel, vacuum gas oil, naphtha and asphalt paving liquids, which is then sold through short-term and long-term contracts to our established long-term customers and on the spot market.

The PR Spring Facility, once operational, is expected to produce asphalt paving aggregate, a low-sulfur heavy oil product from mined bitumen sands and from remediated asphalt shingles to be sold to and refined by the Eagle Springs Refinery, and cleaned sand.

Products anticipated to be derived from the recycling of waste asphalt shingles include liquid asphalt cement, shingle granules and sand aggregate, limestone and fiberglass, which can be sold back to asphalt paving companies or shingle manufacturers.

Reserves

We do not have any proven reserves on our bitumen leases at PR Spring, primarily due to the fact that our ECOSolv process, which we will use to produce oil from the bitumen leases, has not been used in a commercial setting.

ASR Facilities

The first complete ASR Facility is intended to be built in 2024 and operated in partnership with or at a standalone owned and operated construction and demolition waste management facility. We believe that this will provide us with a steady supply of waste shingle feedstock, allow for quality control and collection of tipping fees. Discussions with other suitable facilities with existing waste shingle stockpiles are underway.

We have completed the design of the ASR Facility front end, which grinds and mills the shingle feedstock and in the process extracts and separates the granules and sand and presses the remaining bitumen and solids into pellets for ease of transportation. We have fabricated and intend  to deploy and commission the first ASR Facility front end in the first half of 2024 and two more front ends in the first half of 2025. Processed WAS pellets from the front-end modules will initially be shipped to the PR Spring Facility for secondary remediation while “back end” modules are developed and fabricated to allow for petroleum separation using the ECOSolv process and for complete on-site remediation.

We believe that the ASR Facility design will be capable of remediating waste asphalt shingles into their basic components – asphalt cement, shingle granules, sand aggregate, limestone and fiberglass – utilizing the ECOSolv separation process. These components will be sold for use as binding material and tar coat to the asphalt paving industry or to roofing shingle manufacturers. Our business plans call for the construction and operation of five or more ASR Facilities during the next five years.

We have identified target markets across the United States, with the potential to scale regionally to Virginia, Vermont, Alabama, Florida, and Maryland before addressing larger markets such as California, Oregon, and Washington State.

Waste Asphalt Shingle Market

According to a report by the United States Environmental Protection Agency titled “Advancing Sustainable Materials Management: Assessing Trends in Materials Generation and Management in the United States” dated December 2020, about 15.1 million tons of waste shingles are generated annually. Waste asphalt shingles amount to about 2.5 percent of the total building-related waste in the U.S. Over 96 percent of these waste shingles end up in landfills, occupying over 23 million cubic yards of space2.

This waste stream is expected to increase. Consider that four-out-of-five homes in the U.S. are roofed with asphalt shingles3 and that April 2022 saw the highest annualized housing starts (over 1.8 million single family dwellings) since 20064. Also consider that on average, nearly 5 million homes are reroofed each year5, each roof being comprised of 3,500 to 6,000 pounds (1.5 to 3 tons) of asphalt shingles6. U.S. demand for residential roofing is projected to rise 0.7% per year to reach 164.1 million squares (20.5 million tons) in 20247.

Asphalt shingles cannot be composted. Given that asphalt shingles are manufactured from refined petroleum, incineration would result in the emission of gases hazardous to human health. By contrast, every ton of asphalt shingles that are recycled reduces the need for virgin oil by two barrels8.

According to an industry survey9 conducted by the National Asphalt Pavement Association (NAPA) in 2021, use of recycled asphalt shingles (“RAS”) in asphalt mixtures increased by approximately 8 percent, from an estimated 586,000 tons in 2020 to 630,000 tons in 2021. It was further estimated by NAPA that a total of 921,000 tons of RAS was used in asphalt mixtures during the 2021 construction season, which is estimated to have reduced the need for 126,000 tons of asphalt binder (equal to over 690,000 barrels) and about 315,000 tons of aggregate with a total estimated value of more than $69 million. Reclaiming 395,000 tons of unprocessed RAS for future use saved about 240,000 cubic yards of landfill space, and more than $21 million in gate fees for disposal in landfills.

States and local agencies around the U.S. are beginning to see the advantage of using    RAS in road infrastructure projects on county, city and state roads10. They are using RAS in aggregate base courses and for granular base stabilization on local roads. Paving contractors in many states are using RAS for parking lots, private driveways and in HMA mixes for varied purposes such as patching and temporary roads11. The most promising future market may be local governments. Over the last ten years, Minnesota DOT has been doing laboratory and field tests with RAS on hiking and biking trails and on town and county road sections, with positive results12. Georgia DOT has also experienced good results using RAS on local roads to the extent that they have modified their HMA specifications to allow for 5 percent waste shingles in the total mix13.

2 420 lbs of shingles occupies 1 cubic yard. https://www.epa.gov/sites/default/files/2021-01/documents/2018_ff_fact_sheet_dec_2020_fnl_508.pdf

3 https://www.asphaltroofing.org/frequently-asked-questions

4 https://tradingeconomics.com/united-states/housing-starts

5  https://www.rubyhome.com/blog/roofing-stats/

6 https://www.saferoofing.ca/resource/roofing-cost-2023/

7 https://www.principiaconsulting.com/2022/08/10/residential-roofing-market-size/

8 https://www.networx.com/article/asphalt-shingle-recycling-facts-and-figu

9 https://www.asphaltpavement.org/uploads/documents/WMA%20Survey/Annual_Reports/IS138-2021_RAP-RAS-WMA_Survey_508_-_WITH_APPENDICES.pdf pg 26

10 https://www.asphaltpavement.org/uploads/documents/WMA%20Survey/Annual_Reports/IS138-2021_RAP-RAS-WMA_Survey_508_-_WITH_APPENDICES.pdf pg 31

11 http://asphaltmagazine.com/using-recycled-asphalt-shingles-in-asphalt-pavements

12 http://asphaltmagazine.com/using-recycled-asphalt-shingles-in-asphalt-pavements

13 http://asphaltmagazine.com/using-recycled-asphalt-shingles-in-asphalt-pavements

The Oil Sands Market

As an unconventional hydrocarbon resource, oil sands (or bitumen) hold hundreds of billions of barrels of oil on a worldwide basis14. Although Canada is the only country that is currently extracting large quantities of oil from its oil sands deposits15, the United States also has large oil sands resources that can be developed16. In a 2007 Report entitled “A Technical, Economic, and Legal Assessment of North American Oil Shale, Oil Sands, and Heavy Oil Resources In Response to Energy Policy Act of 2005 Section 369(p)” (September 2007), prepared by the Utah Heavy Oil Program, Institute For Clean and Secure Energy and The University of Utah for the U.S. Department of Energy (the “2007 Report”17), the authors reported the following estimates, which estimates were based upon source material published in 1979, 1987 and 1993:

·The United States has an estimated 76 billion barrels of oil-in-place (OIP) from bitumen and heavy oil contained in oil sands resources (OIP are not estimates of reserves or recoverable resources).

·In the United States, Utah is known to have the largest oil sands deposits, with total resource estimates ranging from 23 to 32 billion barrels of OIP from bitumen and heavy oil contained in oil sands formations and deposits.

A substantial part of the oil sands deposits in the PR Spring Leases are accessible through outcroppings or in shallow depths with limited or no overburden. In our view, the location and accessibility of oil sands deposits at PR Spring creates an opportunity for commercial development, supported by positive economics, using surface mining techniques and our extraction technology.

The worldwide growing demand for heavy crude oil and the recent decline in  crude oil production in countries such as Venezuela, Russia and the Ukraine18 makes the high quality, low sulfur, heavy oil found in oil sands deposits in the United States a valuable resource that has been underdeveloped to date. The development of oil sands domestically has the potential to turn the United States into a major supplier of heavy oil to world markets. To date, oil sands development has been limited by the absence of a viable technology that can extract heavy oil and bitumen from the oil sands deposits in an economical and environmentally responsible manner. To that end, Sky Quarry aims to develop its oil sands leases in an economically and environmentally responsible manner.

Asphalt Paving Sales Market

Asphalt is a key infrastructure construction material noted for its durability, flexibility, and ability to withstand adverse weather conditions. Asphalt is widely used for resurfacing projects to extend the lifespan of existing infrastructure and to repair cracks, potholes, and deterioration. The asphalt market is driven by the demand for road infrastructure development, maintenance, and repair.

The paving infrastructure industry is seeing progress in the adoption of asphalt technologies aimed at elevating performance, durability, and sustainability, including the use of polymer-modified asphalt and warm mix asphalt, and the use of asphalt shingles and reclaimed asphalt pavement. For example, Missouri Department of Transportation reports that blending asphalt shingles to its hot mix asphalt results in a very durable, more-rut resistant asphalt at a much lower price, and that by using RAS  , the department reduces

14 https://web.archive.org/web/20070402100135/http://www.worldenergy.org/wec-geis/publications/default/tech_papers/17th_congress/3_1_04.asp

15 https://www.blm.gov/programs/energy-and-development/mining-and-minerals/oil-shale-and-tar-sands

16 https://www.energy.gov/ceser/articles/secure-fuels-domestic-resources-oil-shale-and-tar-sands

17 https://collections.lib.utah.edu/details?id=213918

18https://www.eia.gov/outlooks/steo/report/global_oil.php; https://tradingeconomics.com/ukraine/crude-oil-production the amount of liquid asphalt in a mix design by 20 percent to 25 percent19. Together, these innovations strive to extend the longevity, environmental impact, and durability of paving asphalt and to reduce the demand for virgin materials and promoting circular economy principles.

Recent favorable economic developments are expected to further boost overall activity and revenue in the construction industry where Federal and State government departments are investing in infrastructure projects such as highway or roadway repair, bridge and road construction and rehabilitation.

U.S. Infrastructure Bill

On November 15, 2021, President Biden signed into law a $1.2 trillion bipartisan package for new federal investments in America’s infrastructure over five years, including money for roads, bridges, mass transit, rail, airports, ports and waterways. Over $110 billion of new funds is allocated toward improving the nation’s roads and bridges, and investments in other major transportation programs20.

Under the infrastructure package, $2.6 billion will be invested in roads and bridges in Utah over the next five years21. Projects scheduled to start or already under construction in 2023 include a brand-new highway, new interchanges, widened freeways and highways, new paths for pedestrians and cyclists, maintenance to keep roads and bridges in good condition and improved access to a new state park. Under that same infrastructure package, California will receive $28.2 billion to build and repair more than 14,220 miles of highways and 1,536 bridges over five years22.

Oil Refining and Sales Market

The process of converting crude oil into usable products is called refining. Refining is part of the midstream sector, one of the three main components of the oil and gas industry. The most commonly made product from one barrel of crude oil is motor fuel, particularly gasoline and diesel. Processed crude oil has a wide array of uses. Apart from being turned into transportation fuels, it is also a major feedstock in the petrochemical industry and the building block for plastics as well as products associated with infrastructure markets. Oil refineries across the world extracted over 95 million barrels of crude oil per day in 202223. US Oil production was at an all-time high in 201924, largely due to greater demand by the mobility sector and industrial growth. As the gasoline and diesel retail market is one of the most important customers for refineries, the coronavirus pandemic and resulting mobility restrictions greatly affected profit margins of refiners around the world25. At the end of 2022, eight major refineries in the U.S. were returned to service after being retrofitted to bio-fuel outputs with a further six refineries currently offline expected to come onstream by the end of 202326. Our sustainable waste energy portfolio will leverage both crude oil with a blended waste to energy oil from waste asphalt shingles that we expect to benefit from the growing demand for refined oil.

According to a 2022 report produced by the International Energy Agency (“IEA”), global oil consumption, given current government policies, will rise from 94 million barrels per day in 2021 to an estimated 103 million barrels per day by 2030 and then remain at or near that level until 205027.

19 https://www.sciencedirect.com/science/article/abs/pii/S0950061813007678

https://www.modot.org/roofs-roads

20 https://www.nytimes.com/2021/11/15/us/politics/biden-signs-infrastructure-bill.html

21 https://www.whitehouse.gov/wp-content/uploads/2023/05/Utah-Fact-Sheet-May.pdf

22 https://www.whitehouse.gov/wp-content/uploads/2023/02/California-Fact-Sheet-E3.pdf

23 https://www.statista.com/statistics/265203/global-oil-production-in-barrels-per-day/

24 https://www.eia.gov/todayinenergy/detail.php?id=43015

25 https://www.afpm.org/newsroom/blog/refinery-earnings-are-why

26 https://www.mckinsey.com/industries/oil-and-gas/our-insights/converting-refineries-to-renewable-fuels-no-simple-switch

27 https://iea.blob.core.windows.net/assets/830fe099-5530-48f2-a7c1-11f35d510983/WorldEnergyOutlook2022.pdf  pg 329

The U.S. continues to be an important global supplier of crude oil and natural gas and has seen increased demand in local crude and refined oil products due to the national infrastructure projects that have been approved and initiated.

Regulation

OSHA and Other Laws and Regulations.

We are subject to the requirements of the Federal Occupational Safety and Health Act28 (“OSHA”), and comparable state laws. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state laws require that we organize and/or disclose information about hazardous materials used or produced in our operations. Also, pursuant to OSHA, the Occupational Safety and Health Administration has established a variety of standards related to workplace exposure to hazardous substances and employee health and safety.

Oil Pollution Act.

The Federal Oil Pollution Act of 199029 (“OPA”) and resulting regulations impose a variety of obligations on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills in waters of the United States. The term “waters of the United States” has been broadly defined to include inland water bodies, including wetlands and intermittent streams. The OPA assigns joint and several strict liability to each responsible party for oil removal costs and a variety of public and private damages. We believe that we are in compliance with the OPA and the federal regulations promulgated thereunder in the conduct of our operations.

Clean Water Act.

The Federal Water Pollution Control Act30 (“Clean Water Act”) and resulting regulations, which are primarily implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States. Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies. However, regulatory agencies could require us to cease construction or operation of certain facilities or to cease hauling wastewater to facilities owned by others that are the source of water discharges. We believe that we substantially comply with the Clean Water Act and related federal and state regulations.

28 https://www.osha.gov/laws-regs/oshact/completeoshact

29 https://www.govinfo.gov/content/pkg/COMPS-2991/uslm/COMPS-2991.xml

30 https://www.epa.gov/sites/default/files/2017-08/documents/federal-water-pollution-control-act-508full.pdf

Intellectual Property

We hold the following patents and patent applications:

ID Type	Patent Name	Filing Date
Patent 2578873	Removal of hydrocarbons from particulate solids (CANADA)	December 11, 2012
Patent 8758601B2	Removal of hydrocarbons from particulate solids (USA)	July 24, 2014
Patent 10184084B2	Oilsands processing using inline agitation and an inclined plate separator (USA)	January 22, 2019
Application 3028202 (1)	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities using non-miscible solvents and centrifuge processing (CANADA)	December 20, 2018
Application 2017/ 0306242 A1 (1)	Method for producing pipeline specification bitumen from oil sands mining and extraction facilities (USA)	October 26, 2017

(1)Patent applications are currently under review and may not be renewed if they have no practical application under the new solvent-based recovery system being contemplated.

Our ECOSolv process is protected as a trade secret.

Agreement with JP Morgan

On June 21, 2021, our stockholders unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and us on September 24, 2020, and approved a governance agreement between us and JP Morgan, which grants to JP Morgan the following rights:

·a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of our business, (b) a grant of certain stock options or restricted stock, (c) our entry into certain employment or compensation agreements, (d) the incurrence by us of more than $500,000 of debt, (e) our entry into a related party agreement, (f) a sale transaction, (g) a loan by us in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by us in excess of $500,000;

·Board of Director observation rights;

·the right to receive certain quarterly and annual financial statements from us; and

·certain inspection rights so long as JP Morgan owns at least 10% of our outstanding shares of common stock.

See “Description of Securities-Preferred Stock”.

Employees

We currently have approximately 26 full-time employees and approximately 7 part-time employees and/or contractors.

Offices

Our corporate headquarters are located in Woods Cross, Utah, where we lease office space at 707 W. 700 S, Suite 101. We do not currently have other leased offices.

All of our senior executives including our Chief Executive Officer and Executive Chairman, VP Finance and VP Business Development work remotely.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable space will be available to accommodate any such expansion of our operations.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The following table sets forth the names, ages, and biographical information of each of our current directors and executive officers, and the positions with us held by each person, and the date such person became a director or executive officer. Our executive officers are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Family relationships among any of the directors and officers are described below.

Name	Age	Position(s)
David Sealock	63	Chief Executive Officer, Director
Marcus Laun	54	Executive Vice President, Director
Darryl Delwo	58	Vice President of Finance
Matthew Flemming	55	Director

David Sealock, CEO, Director and Board Chair

Mr. Sealock has served as our Chief Executive Officer and Chairman since January 1, 2020 and is a co-founder of the technology concepts and processes utilized by us. Previously from March 26, 2018 to January 2020, Mr. Sealock served as CEO and Executive Director for Petroteq Energy. From January 2015 to December 2022, Mr. Sealock also served as President of Autus Ventures, Inc. where he established equity financing processes for startup and intermediate oil and gas companies and managed strategic planning and portfolio optimization. Prior to that, from January 2017 until August 2017, he was Vice President of Research & Development at Petroleum Technology Alliance Canada (PTAC), a Canadian hydrocarbon industry association that serves as a neutral non-profit facilitator of collaborative R&D and technology development. There he managed the coordination and services to facilitate the implementation of specific methane related projects. From August 2014 until December 2015, Mr. Sealock served as President and Chief Operating Officer of Sulvaris. Inc. During his tenure at Sulvaris, he collaborated to deliver equity financing and JV financing to recommence project construction. From 2008 to 2014, Mr. Sealock was the Executive Vice President of Sunshine Oilsands, Ltd., and was promoted to President and Chief Executive Officer (Interim) from 2013 to 2014, where he managed daily operations for engineering, construction, technology, operations, regulatory, human resources, investor relations, health, safety & environment, marketing, supply chain management, IT & systems, and corporate governance. From 2007-2008 he was Vice President of MegaWest Energy Corp. (now Gravis Energy) and from 2006-2007 he was Senior Manager of Total E&P (formerly Deer Creek Energy, Ltd.), where he was charged with leading a large-scale business & digital transformation to integrate Deer Creek Energy’s technology infrastructure into Total’s enterprise-wide global infrastructure. Mr. Sealock holds a bachelor’s degree, Business Management from the University of Phoenix and is a Registered Engineering Technologist with ASET.

Mr. Sealock brings to us a strong background in technology-related start-up operations, regulatory compliance and corporate governance, which qualifies him to be a director, and adds significant strategic, business and financial experience.

Marcus Laun, EVP and Director

Mr. Laun has spent the past twenty years as a founding principal or senior advisor to over fifteen publicly and privately held companies. Mr. Laun has served as CEO of GrowthCircle.com from May 2013 to present, a media company specializing in the production and distribution of short films for corporate clients. Mr. Laun also serves as CEO of Geopulse Exploration since August 2017 to present, and as Vice President for Net Cents Technology, Inc from March 2020 to present.

His experience includes advising and investing in an organic food brand company which eventually sold for $250mm. He has in-depth knowledge of media content and distribution having been a senior advisor to Digital Development Group which has a distribution platform with over 10,000 titles. Mr. Laun has also advised and raised capital for companies in the solar, wind, oil and gas and alternative fuel industries.

His extensive expertise in financing, which qualifies him to be a director, culminated as a Managing Director for Knight Capital Group (the largest market-maker of equities in the U.S.) where he managed syndicates for over $300 million in financing. He has a BS in Hotel Management from Cornell, and an MBA from Columbia University.

Darryl Delwo, VP Finance

Mr. Delwo has served as VP Finance since July 1, 2020. Previously, from 2018 to 2020, Mr. Delwo served as CFO of Noralta Technologies Inc., a SaaS based monitoring firm primarily servicing the oil & gas market. From March 2016 to July 2018, Mr. Delwo was the consulting finance leader providing strategic financial and operational turnaround initiatives including to Trilogy Net, Fratello Group of Companies, and Planit Builders. From October 2014 to March 2016, Mr. Delwo was Controller and Acting CFO for the start-up company Sulvaris Inc. supporting the venture funding to recommence project construction. Prior to that, from March 2012 to June 2014, Mr. Delwo served as Controller of Black Diamond Energy Services establishing the amalgamation of several acquisitions. From March 2010 to March 2012, Mr. Delwo was Assistant Controller of Wholesale Sports responsible for operational and financial results for Canadian and U.S.A retail operations. From March 2006 to March 2010, Mr. Delwo served as Assistant Controller of Regus Canada, managing Regus’s Canadian marketplace expansion. Mr. Delwo holds a CPA, CMA designation and Bachelor of Commerce, Accounting Major from Athabasca University and in 2022, was distinctly honored for his professional achievements, dedication and exceptional service to the CPA profession.

Matthew Flemming, Director

Mr. Flemming joined our board of directors in November 2023. Mr. Flemming has served as the Chairman of the Board of Correlate Energy Corp. (OTCQB: CIPI) since May 14, 2021 and was the Chief Executive Officer and acting Chief Financial Officer from May 14, 2021 through December 28, 2021. Mr. Flemming serves as the Chief Business Development Officer of SMG Industries Inc. (OTCQB: SMGI), a national transportation services business providing end to end logistics solutions since December 2020, and was its interim Chief Executive Officer and Interim Chief Financial Officer from January 2021 through July 2023, and prior thereto Mr. Flemming served as its Chief Executive Officer from September 2017 through December 2020 and continues to serve as the Chairman of the Board of Directors. Prior thereto, Mr. Flemming was a consultant for a financial restructuring firm and a financial advisor to a private closely held oilfield services company during 2016 and early 2017. From June 2011 to March 2016, Mr. Flemming was the Chief Executive Officer, Treasurer, Secretary, and Chairman of the Board of HII Technologies Inc. an oilfield services company with operations in Texas, Oklahoma, Ohio and West Virginia focused on commercializing technologies and providing services in frac water management, safety services and portable power used by exploration and production companies in the United States. Prior thereto, from 2009 to 2011, Mr. Flemming was Chief Financial Officer of Hemiwedge Industries Inc., a proprietary valve technology company with oilfield applications, that was sold in 2011. From 2005 to 2009, Mr. Flemming was Chief Financial Officer of Shumate Industries, Inc., an oilfield manufacturing company and successor of Excalibur. Previous to that, from 2001 to 2005, Mr. Flemming was Chief Financial Officer of Excalibur Industries, Inc., an industrial and energy related manufacturer and fabrication company. From June 1999 to March 2001, he served as Chief Executive Officer of WorldByNet, Inc. a Houston, Texas based privately held technology company. From January 1994 to May 1999, Mr. Flemming served as Chief Executive Officer of FARO Pharmaceuticals, Inc., a privately held national specialty products company that he founded. Mr. Flemming received a Bachelor of Arts in Finance from the University of Houston.

Mr. Flemming brings a strong background in logistics and corporate governance, which qualifies him to be a director and adds significant strategic, business and financial experience.

JP Morgan holds one share of our Series A preferred stock. As the holder of this preferred share, JP Morgan has the right to appoint one person to our Board of Directors for so long as it holds over 15% of our shares. As of the date of this Offering Circular, JP Morgan’s share ownership was below 15%.

Family Relationships

There are no family relationships between any of our officers or directors.

Other Directorships; Director Independence

Other than as set forth above or elsewhere herein, none of our officers or directors is a director of any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

For purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 5605(a)(2). The NASDAQ definition of “Independent Director” means a person other than an Executive Officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. According to the NASDAQ definition, Matthew Flemming is deemed independent.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish us with copies of all Section 16(a) forms they file.

Board Committees

We have an Audit Committee comprised of Messrs. Matthew Flemming (Chair) and David Sealock. All of the members of the Audit Committee meet the definition of “audit committee financial expert” as that term is defined by the Commission. The Committee is authorized to approve and retain the independent auditors to conduct the annual audit of our financial statements; to review the proposed scope and results of the audit; to review and pre-approve audit and non-audit fees and services; to review accounting and financial controls with the independent auditors and our financial and accounting staff; to review and approve transactions between us and our directors, officers and affiliates; to recognize and prevent prohibited non-audit services; to establish procedures for complaints received by us regarding accounting matters; and to oversee internal audit functions, if any.

We have a Compensation, Nomination and Corporate Governance Committee comprised of Messrs. Matthew Flemming and David Sealock. The Committee oversees identifying individuals qualified to become Board members and recommending directors to be elected by the Board, with the goal of assembling a diverse Board that brings together a variety of skills derived from high quality business and professional experience. The Committee also oversees compensation matters and is authorized to review and determine the compensation arrangements for management; to establish and review general compensation policies with the objective to attract and retain superior talent, to recognize and reward individual performance and to achieve our financial goals; to administer our stock incentive and purchase plans; and to review the independence of any compensation advisers.

We have a Health, Safety and Environment Committee comprised of Messrs. Marcus Laun and David Sealock. The Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to matters of employee health and safety; to provide oversight and support of the Company’s sustainability and ESG programs, goals and initiatives, and management system; and any other duties required under the Corporation’s by-laws, by applicable securities regulatory authorities, or by law.

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting.

We do not currently have a process for security holders to send communications to the Board.

During the fiscal years ended December 31, 2023 and 2022, the Board of Directors met as necessary.

Involvement in Certain Legal Proceedings

In March 2013, one of our Directors, Marcus Laun, was suspended from associating with any FINRA member firm in any capacity for failing to respond to a FINRA request for information. The suspension was lifted in July 2013; however, in November 2013, Laun was fined $15,000 and once again suspended from FINRA for failing to disclose information about outside business activities from his FINRA member firm. Laun consented to the described sanctions and was suspended for seven months, after which the suspension was lifted by June 2014.

One of our directors, Matt Flemming, was an executive officer of HII Technologies, Inc. (“HII”) in 2016. Subsequent to his employment with HII, that company entered into a plan of reorganization under Chapter 11.

Other than as set forth above, none of our officers or directors has, in the past ten years, filed bankruptcy, been convicted in a criminal proceeding or named in a pending criminal proceeding, been the subject of any order, judgment, or decree of any court permanently or temporarily enjoining him or her from any securities activities, or any other disclosable event required by Item 401(f) of Regulation S-K.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following Summary Compensation Table sets forth all compensation awarded to, earned by, or paid to each individual who served as our principal executive officer and our next two most highly compensated executive officers in respect of their service to our company during the years ended December 31, 2023, 2022, and 2021. We refer to these individuals as our “named executive officers.” The compensation information disclosed herein for our three named executive officers is disclosed in accordance with Regulation S-K, Item 402:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other ($)	Total ($)

David Sealock	2021	-	40,000	-	-	-	-	-	40,000
Chief Executive Officer	2022	190,000	132,000	-	-	-	-	-	322,000
	2023	178,125	-	-	-	-	-	-	178,125
Marcus Laun	2021	-	40,000	-	-	-	-	-	40,000
Executive Vice President	2022	190,000	157,500						347,500
	2023	178,125	-	-	162,981	-	-	-	341,106
Darryl Delwo	2021	-	54,000	-	-	-	-	-	54,000
Vice President, Finance	2022	150,000	54,000	-	190,000	-	-	-	394,000
	2023	142,500	-	-	130,385	-	-	-	272,885

Employment Agreements

We have an employment agreement with David Sealock for an annual base salary of $120,000. In May 2022, the annual base salary was increased by our Board to $225,000. In addition, Mr. Sealock is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. Mr. Sealock is entitled to severance payments by us equal to twelve months of his base salary at the time of his termination if he is terminated without cause.

We have an employment agreement with Marcus Laun for an annual base salary of $120,000. In May 2022, the annual base salary was increased by our Board to $225,000. In addition, Mr. Laun is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. Mr. Laun is entitled to severance payments by us equal to twelve months of his base salary at the time of his termination if he is terminated without cause.

We have an executive agreement with Darryl Delwo for an annual base salary of $90,000. In May 2022, the annual base salary increased by our Board to $180,000. In addition, Mr. Delwo is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. Mr. Delwo is entitled to severance payments equal to up to eighteen months of his base salary at the time of his termination if he is terminated without cause.

Bonuses

On December 8, 2021, the Board of Directors approved the award of a discretionary bonus (the “2021 Discretionary Bonus”) to certain directors and officers in the aggregate amount of $596,100 for the achievement of certain corporate performance milestones during the year ended December 31, 2021, of which $190,000 was paid as of December 31, 2021. The balance of the 2021 Discretionary Bonus was paid in full during the year ended December 31, 2022.

Stock Option Plan

We have an Incentive Stock Option Plan (the “Plan”) which reserves 1,666,666 shares of common stock for issuance under the Plan. The Plan allows our Board of Directors to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. As of June 30, 2023 a total of 566,667 options have been granted pursuant to the Plan. As of May 7, 2024, a total of 1,269,667 options have been granted pursuant to the Plan.

Grant of Plan-Based Awards

During the year ended December 31, 2023, we granted the following awards to our executive officers:

Name	Grant Date	Number of securities underlying options	Exercise price of option awards ($/sh)	Grant date fair value of option awards
Darryl Delwo	Sept 1, 2022	133,334	$ 2.70	$ 190,000
Darryl Delwo	Oct 15, 2023	66,667	$4.80	$130,385
Marcus Laun	Oct 15, 2023	83,333	$4.80	$162,981

Compensation of Directors

For the fiscal year ended December 31, 2023, we paid our directors as follows:

Name of Director	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
David Sealock	$47,500	-	-	-	-	-	$47,500
Marcus Laun	$23,750	-	$162,981	-	-	-	$186,731
Travis Schneider (1)	$104,500	-	$65,192	-	-	-	$169,692
Matthew Fleming	$12,000	-	$162,099	-	-	-	$174,099

(1)Mr. Travis Schneider resigned from the Board of Directors on January 19, 2024.

During the year ended December 31, 2021, Mr. Sealock waived payment of his sitting fees for acting as an executive director. During the year ended December 31, 2022, Mr. Sealock earned sitting fees as an executive director and fees to act as board chair of various board committees totaling $60,000. During the year ended December 31, 2023, Mr. Sealock earned sitting fees as an executive director and fees to act as board chair of various board committees totaling $47,500. Fees described here do not include salary, bonus or other compensation listed under the Summary Compensation Table above.

During the year ended December 31, 2021, Mr. Laun waived payment of his sitting fees for acting as an executive director. During the year ended December 31, 2022, Mr. Laun earned sitting fees as an executive director totaling $30,000. During the year ended December 31, 2023, Mr. Laun earned sitting fees as an executive director totaling $23,700. On October 15, 2023, Mr. Laun was granted 83,334 incentive stock options expiring on October 15, 2023, with an exercise price of $4.80 and vesting equally over three years commencing on the first-year anniversary of the date of grant. The options have a fair market value on the grant date of $162,981, which amount is amortized over the 36-month vesting term. Fees described here do not include salary, bonus or other compensation listed under the Summary Compensation Table above.

During the year ended December 31, 2021, Mr. Schneider waived payment of his sitting fees for acting as an independent director and was awarded a cash performance bonus of $93,600, $31,000 of which was paid in 2021 and the balance in 2022. During the year ended December 31, 2022, Mr. Schneider earned sitting fees as an independent director and fees to act as chair of various board committees totaling $112,000. During the year ended December 31, 2023, Mr. Schneider earned sitting fees as an independent director and fees to act as chair of various board committees totaling $104,500. Mr. Schneider was paid the balance of the cash performance bonus awarded in 2021 of $62,600. Mr. Schneider was also granted 133,334 incentive stock options expiring on September 1, 2027, with an exercise price of $2.70 and vesting equally over three years commencing on the first-year anniversary of the date of grant. The options have a fair market value on the grant date of $190,000, which amount is amortized over the 36-month vesting term. As of June 30, 2023, 44,445 of these options were vested. On October 15, 2023, Mr. Schneider was granted 33,334 incentive stock options expiring on October 15, 2028, with an exercise price of $4.80 and vesting equally over three years commencing on the first-year anniversary of the date of grant. The options have a fair market value on the grant date of $65,192, which amount is amortized over the 36-month vesting term. On January 19, 2024 all unvested stock options were forfeited upon Mr. Schneider’s resignation. Fees described herein do not include salary, bonus, or other compensation listed under the Summary Compensation Table above.

During the year ended December 31, 2023, Mr. Flemming earned sitting fees as an executive director totaling $12,000. On November 1, 2023, Mr. Flemming was granted 83,334 incentive stock options expiring on October 15, 2028, with an exercise price of $4.80, with 27,778 options vesting immediately and remaining options vesting equally over three years commencing on the first-year anniversary of the date of grant. The options have a fair market value on the grant date of $162,099, which amount is amortized over the 36-month vesting term. Fees described herein do not include salary, bonus, or other compensation listed under the Summary Compensation Table above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to our equity securities owned of record or beneficially by (i) each of our Officers and Directors; (ii) each person who owns beneficially more than 5% of each class of our outstanding equity securities; and (iii) all Directors and Executive Officers as a group, as of the date of this Offering Circular (after giving effect to the Reverse Stock Split).

Name and Address (1)	Common Stock Beneficial Ownership	Percentage of Common Stock Beneficial Ownership Before Offering (2)	Percentage of Common Stock Beneficial Ownership After Offering (2)(3)

David Sealock (4)(5)	1,623,047	9.94%	8.25%

Marcus Laun (4)(6)	1,375,112	8.38%	6.96%

Darryl Delwo (4)(7)	425,000	2.57%	2.14%

Matthew Flemming (4)(8)	83,334	0.51%	0.42%

Janey Baker (9) 18124 Wedge Parkway Ste 925 Reno, Nevada, USA	1,084,045	6.64%	5.51%

JPMorgan Chase Funding Inc. (10) 4 New York Plaza, 21st Floor New York, New York 10004	2,249,882	13.78%	11.44%

All Officers and Directors as a Group (4 Persons) (5)(6)(7)(8)	3,506,493	21.00%	17.51%

(1)	Unless otherwise indicated, the address of the shareholder is c/o Sky Quarry Inc., 707 W. 700 S, Suite 101, Woods Cross, UT 84087.

(2)

Unless otherwise indicated, based on 16,330,881 shares of common stock issued and outstanding before the Offering. Unless indicated otherwise, this does not reflect shares of common stock issuable upon exercise of the Agent Warrants to purchase 76,666 shares, additional warrants to purchase 5,598,912 shares, options to purchase 1,269,667 shares, 211,917 shares of common stock issuable upon the conversion of 356,020 shares of Series B Convertible Preferred Stock and 416,667 shares of common stock issuable upon the conversion of a secured promissory note. Assuming the full exercise and conversion of the above, the shares of common stock outstanding before the Offering would be 23,875,543 shares.

(3)	Unless otherwise indicated, based on 19,664,214 shares of common stock issued and outstanding, assuming the Offering is fully subscribed.

(4)	Indicates one of our officers or directors.

(5)	Includes 166,667 shares held by Mr. Sealock’s spouse and 428,880 shares held by Autus Ventures Ltd., an entity controlled by Mr. Sealock.

(6)	Includes 83,334 shares which may be acquired upon exercise of an option at $4.80 per share expiring October 15, 2028.

(7)

Includes 133,334 shares which may be acquired upon exercise of options at $2.70 per share expiring September 1, 2027 and 66,667 shares which may be acquired upon exercise of options at $4.80 per share expiring October 15, 2028. Includes 100,000 shares held by Mr. Delwo’s spouse.

(8)	Includes 83,334 shares which may be acquired upon exercise of options at $4.80 per share expiring November 1, 2028.

(9)	Includes 825,000 shares held by Varie Asset Management, an entity controlled by Ms. Baker.

(10)

Does not include 1 share of Series A Preferred Stock, which is not convertible and has no voting rights. We are obligated to purchase the one (1) share of Series A Preferred Stock immediately prior to our anticipated Nasdaq listing. The address for JP Morgan is 4 New York Plaza, 21st Floor, New York, NY.

We are not aware of any person who owns of record, or is known to own beneficially, five percent or more of the outstanding securities of any class of the issuer, other than as set forth above.  Upon completion of the Offering, there are no classes of our stock other than common stock issued or outstanding.

There are no current arrangements which will result in a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Marcus Laun Transactions

On July 13, 2020, we issued a convertible promissory note to Marcus Laun, a director and the Executive Vice President of the Company, in the principal amount of $25,000. The note bears interest at 4% per year with balance due and payable on July 13, 2021. All or any portion of the principal and accrued interest is payable at the option of the note holder at any time into shares of our common stock at a conversion price of $0.2808 per share. On March 28, 2022 this note was converted in full.

Baker Transactions

On April 23, 2020, we issued a promissory note to an arm’s length third party in the principal amount of $50,000, convertible at the election of the holder into shares of common stock at a price of $0.2808 per share. The note had a term of twelve months and bore interest at a rate of 4% per annum payable at maturity. The note was subsequently acquired by Varie Asset Management Ltd, an entity controlled by Ms. Janey Baker, a shareholder holding over 5% of our issued and outstanding common stock. On March 28, 2022 at the election of the lender the note was converted into 191,801 shares in full and final satisfaction of the note.

On September 17, 2020, we issued a promissory note to Dual Dreams, LLC,  an entity controlled by Ms. Baker, in the principal amount of $75,000. The note was unsecured, bore a flat interest charge at 25% and matured on March 16, 2021. On January 4, 2022 the note was repaid in full. As partial consideration for the advancing the note, the lender was issued 25,000 shares of our common stock.

On September 21, 2020, we issued a promissory note to an arm’s length third party in the principal amount of $50,000, convertible at the election of the holder into shares of common stock at a price of $0.75 per share. The note had a term of twelve months and bore interest at a rate of 4% per annum payable at maturity. The note was subsequently acquired by Varie Asset Management Ltd, an entity controlled by Ms. Baker. On December 9, 2021, at the election of the lender the note was converted into 69,991 shares in full and final satisfaction of the note.

JP Morgan Transactions

On September 16, 2020, we issued a promissory note to JP Morgan, a significant shareholder, in the principal amount of $450,000. The note bears interest at 10% per annum with balance due and payable on September 16, 2023. On May 13, 2021, JP Morgan converted $200,475 into 67,500 shares of our common stock. On September 29, 2021, JP Morgan converted $111,375 into 37,500 shares of our common stock. On November 22, 2021, JP Morgan converted $57,995 into 19,528 shares of our common stock and $13,108 into 5,826 shares of our common stock. In addition, on November 22, 2021, JP Morgan was issued a convertible note in the amount of $25,000 in settlement of $25,000 of existing debt. The convertible note bears interest at 15% per annum, has a maturity of one year and is convertible into shares of our common stock at $3.75 per share. As incentive to advance the convertible note, on the note issuance date, JP Morgan was issued warrants to purchase 2,778 shares of our common stock at an exercise price of $4.50 for a period of eighteen months. On March 14, 2022 JP Morgan converted the balance of the note, being $85,928.54, into 7,638 shares of our common stock, fully extinguishing the note.

On June 21, 2021, our stockholders unanimously approved the execution of a governance agreement between us and JP Morgan the following summarized rights:

·a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of our business, (b) a grant of certain stock options or restricted stock, (c) our entry into certain employment or compensation agreements, (d) the incurrence by us of more than $500,000 of debt, (e) our entry into a related party agreement, (f) a sale transaction, (g) a loan by us in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by us in excess of $500,000;

·Board of Director observation rights;

·the right to receive certain quarterly and annual financial statements from us; and

·certain inspection rights so long as JP Morgan owns at least 10% of our outstanding shares of common stock.

On June 21, 2021, we issued one preferred share of Series A Preferred Stock (“Preferred Share”) to JP Morgan (the “Preferred Shareholder”), with the following summarized terms and conditions:

·The Preferred Shareholder has the right to appoint one nominee to the Board of Directors for as long as the Preferred Shareholder holds in excess of 15% of our common stock;

·The Preferred Share is non-voting;

·We are obligated to purchase the one (1) share of Series A Preferred Stock immediately prior to our anticipated Nasdaq listing.

Bonuses

On December 8, 2021, the Board of Directors approved the award of a discretionary cash bonus (the “2021 Discretionary Bonus”) to certain directors and officers in the aggregate amount of $596,100 for the achievement of certain corporate performance milestones during the year ended December 31, 2021, of which $190,000 was paid as of December 31, 2021. The balance of the 2021 Discretionary Bonus was paid in full during the year ended December 31, 2022.

Employment Agreements

We have an employment agreement with David Sealock for an annual base salary of $120,000. In May 2022, the annual base salary was increased to $225,000. In addition, Mr. Sealock is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. Mr. Sealock is entitled to severance payments by us equal to twelve months of his base salary at the time of his termination if he is terminated without cause. During the year ended December 31, 2021, Mr. Sealock waived payment of his salary and was awarded a cash performance bonus of $172,000, $40,000 of which was paid in 2021 and the balance paid in 2022. During the year ended December 31, 2022, Mr. Sealock was paid a salary of $190,000, earned sitting fees as a director and board chair totaling $60,000 and was paid the balance of the cash performance bonus awarded in 2021 of $132,000. During the year ended December 31, 2022, Mr. Sealock was paid a salary of $178,125, and earned sitting fees as a director and board chair totaling $47,500.

We have an employment agreement with Marcus Laun for an annual base salary of $120,000. In May 2022, the annual base salary was increased to $225,000. In addition, Mr. Laun is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. Mr. Laun is entitled to severance payments by us equal to twelve months of his base salary at the time of his termination if he is terminated without cause. During the year ended December 31, 2021, Mr. Laun waived payment of his salary and was awarded a cash performance bonus of $169,000, $45,000 of which was paid in 2021 and the balance paid in 2022. During the year ended December 31, 2022, Mr. Laun was paid a salary of $190,000, earned sitting fees as a director totaling $30,000 and was paid the balance of the cash performance bonus awarded in 2021 of $157,500. During the year ended December 31, 2022, Mr. Laun was paid a salary of $178,125, earned sitting fees as a director and board chair totaling $23,750. On August 1, 2023, Mr. Laun was granted 83,334 incentive stock options expiring on August 1, 2028, with an exercise price of $9.09 and vesting equally over three years commencing on the first-year anniversary of the date of grant. These options were voluntarily surrendered and cancelled on October 15, 2023. On October 15, 2023, Mr. Laun was granted

83,334 incentive stock options expiring on October 15, 2028, with an exercise price of $4.80 and vesting equally over three years commencing on the first-year anniversary of the date of grant.

We have an executive agreement with Darryl Delwo for an annual base salary of $90,000. In May 2022, the annual base salary increased to $180,000. In addition, Mr. Delwo is eligible to earn an annual bonus, subject to the achievement of certain performance goals, milestones and objectives, as established from time to time by an appropriate committee of our Board. During the year ended December 31, 2021, Mr. Delwo waived payment of his salary and was awarded a cash performance bonus of $108,000, $54,000 of which was paid in 2021 and the balance paid in 2022. During the year ended December 31, 2022, Mr. Delwo was paid a salary of $150,000 and was paid the balance of the cash performance bonus awarded in 2021 of $54,000. During the year ended December 31, 2022, Mr. Delwo was paid a salary of $142,500. Mr. Delwo is entitled to severance payments equal to up to eighteen months of his base salary at the time of his termination if he is terminated without cause. Mr. Delwo waived payment of his salary in 2020 and 2021. On September 1, 2022, Mr. Delwo was granted 133,334 incentive stock options expiring on September 1, 2027, with an exercise price of $2.70 and vesting equally over three years commencing on the first-year anniversary of the date of grant.  On August 1, 2023, Mr. Delwo was granted 66,667 incentive stock options expiring on August 1, 2028, with an exercise price of $9.09 and vesting equally over three years commencing on the first-year anniversary of the date of grant. These options were voluntarily surrendered and cancelled on October 15, 2023. On October 15, 2023, Mr. Delwo was granted 66,667 incentive stock options expiring on October 15, 2028, with an exercise price of $4.80 and vesting equally over three years commencing on the first-year anniversary of the date of grant.

During the year ended December 31, 2021, Mr. Schneider waived payment of his sitting fees for acting as an independent director and was awarded a cash performance bonus of $93,600, $31,000 of which was paid in 2021 and the balance in 2022. During the year ended December 31, 2022, Mr. Schneider earned sitting fees as an independent director and fees to act as chair of various board committees totaling $112,000. Mr. Schneider was paid the balance of the cash performance bonus awarded in 2021 of $62,600. During the year ended December 31, 2023, Mr. Schneider earned sitting fees as an independent director and fees to act as chair of various board committees totaling $104,500. Mr. Schneider was also granted 133,334 incentive stock options expiring on September 1, 2027, with an exercise price of $2.70 and vesting equally over three years commencing on the first-year anniversary of the date of grant. On August 1, 2023, Mr. Schneider was granted 33,334 incentive stock options expiring on August 1, 2028, with an exercise price of $9.09 and vesting equally over three years commencing on the first-year anniversary of the date of grant. These options were voluntarily surrendered and cancelled on October 15, 2023. On October 15, 2023 Mr. Schneider was granted 33,334 incentive stock options expiring on October 15, 2028, with an exercise price of $4.80 and vesting equally over three years commencing on the first-year anniversary of the date of grant.

On October 15, 2023, certain directors, officers, key employees and consultants voluntarily surrendered 680,167 options previously granted on August 1, 2023. Also on October 15, 2023, the Company granted a total of 616,334 incentive stock options to directors, officers, key employees and consultants of the Company and its subsidiaries. The options permit the holders to purchase up to 616,334 common shares at an exercise price of $4.80 per share for a period of five years and vest in equal amounts on the 12, 24, and 36-month anniversaries of the grant date.

Mr. Matthew Flemming joined the board of directors on November 1, 2023 and earned sitting fees as an independent director and fees to act as chair of various board committees totaling $12,000 and was granted 83,334 incentive stock options expiring on November 1, 2028, with an exercise price of $4.80 with 33% vesting immediately and the balance vesting equally over three years commencing on the first-year anniversary of the date of grant.

DESCRIPTION OF SECURITIES

Reverse Stock Split

We filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split instead received one additional share of our common stock in lieu of the fractional share. The Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of our common stock was affected by the Reverse Stock Split.

All historical share and per share information cited in this Offering Circular has been retroactively adjusted to reflect the impact of the Reverse Stock Split. Our historical financial statements remain unchanged and have not been adjusted to reflect the Reverse Stock Split.

We are offering up to 3,333,333 shares of common stock at a price of $6.00 per share.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001, and 25,000,000 shares of preferred stock, par value $0.001. As of the date of this Offering Circular, there were 16,330,881 shares of our common stock issued and outstanding, one (1) share of Series A Preferred Stock issued and outstanding and 356,020 shares of Series B Preferred Stock issued and outstanding and a secured promissory note convertible into 416,667 shares of common stock.

Common Stock

We are authorized to issue 100,000,000 shares of common stock. Holders of our common stock are each entitled to cast one vote for each share held of record on all matters presented to the shareholders. Cumulative voting is not allowed; hence, the holders of a majority of our outstanding common shares can elect all directors.

Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our Board of Directors is not obligated to declare a dividend. It is not anticipated that dividends will be paid on common stock in the foreseeable future.

Holders of our common stock do not have preemptive rights to subscribe to additional shares if issued. There are no conversions, redemption, sinking fund or similar provisions regarding the common stock. All outstanding shares of common stock are fully paid and non-assessable.

We filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split instead received one additional share of our common stock in lieu of the fractional share. The Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split

Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of our common stock was affected by the Reverse Stock Split.

Preferred Stock

Our Articles of Incorporation currently authorize the issuance of 25,000,000 shares of preferred stock. Our directors have the power to issue shares without shareholder approval, and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future.

Although we presently have no commitments or contracts to issue any shares of preferred stock, authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of, and the voting and other rights, of the holders of outstanding shares of our common stock.

Series A Preferred Stock

We have designated one (1) share of our preferred stock as Series A Preferred Stock. Our Series A Preferred Stock is not convertible into our common stock and has no voting rights, but is entitled to appoint one (1) member to our Board of Directors as long as the holder of the Series A Preferred Stock holds at least 15% of our issued and outstanding common stock. The holder of our Series A Preferred is also entitled to certain protective provisions described above to certain protective rights and certain preemptive rights upon the issuance of new securities (including the common shares being offered pursuant to this Offering Circular), in each case consistent with the terms of the Certificate of Designation.

Series B Convertible Preferred Stock

We have authorized a maximum of 4,800,000 shares of Series B Convertible Preferred Stock, 356,020 of which are issued and outstanding as of the date of the commencement of this Offering. The Series B Convertible Preferred Stock is convertible at any time after the issuance hereof into shares of our common stock on a three-preferred-shares-for-one-common-share (after the recent Reverse Stock Split) basis, subject to adjustment, prior to the Mandatory Conversion Date (as defined below). The Series B Convertible Preferred Stock will automatically convert into shares of our common stock on the filing with the Commission of a registration statement on Form 8-A (the “Mandatory Conversion Date”) and upon the closing of an initial public offering of our common stock (including in this Regulation A Offering) (a “Qualified IPO”). Upon such conversion and subject to any additional adjustments as may be required pursuant to the anti-dilution provisions of the Series B Convertible Preferred Stock, the shares will be converted into a number of shares of our common stock equal to the quotient obtained by dividing $2.50 (plus all accrued but unpaid dividends) by seventy percent (70%) of the price per share or deemed price per share to the public in the Qualified IPO, rounded to the nearest whole share.

The Series B Convertible Preferred Stock will carry a dividend payment of 8% compounded annually. The dividend on the Series B Convertible Preferred Stock shall accrue beginning from the date of issuance. Dividends shall be computed on the basis of the actual number of days elapsed and a 365-day year. The dividends shall accrue until the conversion of the Series B Convertible Preferred Stock and, at our option, may be paid in cash. The Series B Convertible Preferred Stock will be senior preferred equity and contain customary provisions restricting the payment of dividends on junior and pari passu equity at any time when all dividends on the Series B Convertible Preferred Stock have not been paid in full in cash.

Upon our liquidation or winding up, the holders of the Series B Convertible Preferred Stock shall be entitled to receive $2.50 per share, plus all accrued and unpaid dividends, prior to the distribution to common stockholders, if any.

The Series B Convertible Preferred Stock shall vote with the common stock on a one-vote per share basis. In addition, the Series B Convertible Preferred Stock shall have consent rights with respect to (i) taking actions adversely affecting the rights, preferences and privileges of the holders (including by merger, consolidation or otherwise); and (ii) issuing securities that are senior or pari passu to the Series B Convertible Preferred Stock.

Options, Warrants, and Convertible Promissory Notes

The table below sets forth the Shares reserved by the Company for future potential issuance as of May 7, 2024 (after adjustment for the Reverse Stock Split).

Maximum Issuable
Company Stock Option Plan maximum	1,666,666
Common Share Purchase Warrants outstanding	5,598,912
Shares reserved upon conversion of convertible note	416,667
Total Shares Reserved for Issuance (1)	7,682,245

(1)Does not reflect up to 76,666 Agent Warrants issuable upon completion of the

Offering.

As of May 7, 2024 the Company had issued and outstanding a total of 5,598,912 warrants to purchase one share of common stock, exercisable at a range from $2.70 to $7.50 per share for a range of 24 to 60 months from the date of issuance and carry a put feature in the event of a change in control. The put right is not subject to derivative accounting as all equity holders are treated the same in the event of a change in control.

On March 27, 2020, the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The Plan is a fixed number plan with a maximum of 1,666,666 shares of common stock reserved issuable under the Plan.

The table below sets forth share options outstanding as of May 7, 2024 (after adjustment for the Reverse Stock Split).

Grant Date	Options Issued	Exercise Price	Expiration	Vesting
2022-09-01	566,667	$2.70	2027-08-31	Equally over 3 years commencing on first anniversary of grant date
2023-08-01	3,333	$9.09	2028-07-31	Vested 100% on grant date
2023-10-15	616,333	$4.80	2028-10-14	Equally over 3 years commencing on first anniversary of grant date
2023-11-01	83,333	$4.80	2028-10-31	83,333 vested on grant date, balance equally over 3 years commencing on first anniversary of grant date

As of May 7, 2024, 220,000 options have vested, and no options are exercisable. The options issued during 2022 vest equally over 3 years commencing on the first anniversary of the grant date.  Of the options issued during 2023, 31,111 vested immediately on grant date, with the remaining vesting equally over 3 years commencing on the first anniversary of the grant date.

The following sets forth the outstanding common share options and related activity for the period ended May 7, 2024:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2023	1,269,667	$ 3.87
Granted	-	-
Exercised	-	-
Forfeited	-	-
Outstanding as of May 7, 2024	1,269,667	$ 3.87

On November 24, 2023, the Company issued a secured convertible promissory note in the amount of $2,000,000. The secured convertible promissory note is convertible into 416,667 shares of common stock.

On a fully diluted basis, the number of shares of common stock that could be issued and outstanding after this Offering is 23,875,543 shares.

On November 27, 2023, the Company authorized the offering and sale of up to $5,000,000 of convertible promissory notes. The notes will bear interest at 9% per annum, payable semi-annually, with a term of thirty-six months, and may be converted into shares of common stock of the Company at a price of $1.60 per share. The notes may be redeemed at the option of the Company, subject to a prepayment penalty of 3% if redeemed within the first 12 months of issuance or a prepayment penalty of 2% if redeemed within 24 months of issuance. The notes are guaranteed by all of the subsidiaries of the Company. On November 27, 2023 the Company accepted and closed on the sale of $2,000,000 in principal amount of notes from one subscriber.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Tanner LLC was our independent registered public accounting firm for the years ended December 31, 2023 and 2022.

Clyde Snow & Sessions, PC serves as our legal counsel in connection with this Offering. Brian A. Lebrecht, a shareholder at Clyde Snow & Sessions, PC, holds options to acquire 33,334 shares of common stock at $2.70 per share.

PROPERTIES

We do not currently own any properties.

Our corporate headquarters are located in Woods Cross, Utah, where we lease office space at 707 W. 700 S, Suite 101. We do not currently have other leased offices.

We currently lease the following additional principal properties:

We hold mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Our oilsands remediation facility at PR Spring is sited on one of these leases. Terms of the SITLA Leases are set forth in the table below.

Reference	Gross Acres	Net Acres	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate (4)
ML-49579	50.4	50.4	12/31/2024	$ 500	$ 5,000	6.5%
ML-49927	4,319.9	4,319.9	5/31/2025	4,320	43,200	6.5%
ML-51705	1,560.0	1,560.0	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3		$ 6,380	$ 63,800

Notes:

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

4.The production royalty is payable on the market price of products produced from the leased substances, without deduction of costs for mining, overhead, labor, distribution or general and administrative activities.

We hold two leased land rights of way rentals in Nye County, Nevada, totaling approximately 40 acres. Our Eagle Springs Refinery is sited on one of these leases.

	Acres	Expiration	Annual Fee
Right-of-Way Grant N-41035	19.66	2023-12-31	$ 2,850
Right-of-Way Grant N-42414	20.32	2044-12-31	1,400

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable space will be available to accommodate any such expansion of our operations.

We are seeking to develop the 5,930 acres of land in PR Spring, Utah for the production of heavy oil/bitumen and asphalt paving aggregate from bituminous asphaltic sands deposits, and are in the process of retrofitting our existing mining and processing facilities to utilize our ECOSolv technology. During the years ended December 31, 2023 and 2022 we conducted no mining operations. As of the date of this Offering Circular the PR Spring lands are classified as an exploration stage property and holds no Mineral Reserves or Proven Minerals Reserves, as those terms are defined in Subpart 1300 of Regulation S-K.

LEGAL PROCEEDINGS

We are not a party to or otherwise involved in any legal proceedings.

In the ordinary course of business, we are from time to time involved in various pending or threatened legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon our financial condition and/or results of operations. However, in the opinion of our management, other than as set forth herein, matters currently pending or threatened against us are not expected to have a material adverse effect on our financial position or results of operations.

FINANCIAL STATEMENTS

SKY QUARRY INC.

formerly, Recoteq Inc.

Consolidated Financial Statements

As of and for the years ended December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
of Sky Quarry, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sky Quarry Inc. and subsidiaries (collectively, the Company) as of December 31, 2023 and 2022, the related statements of operations and comprehensive loss, shareholder’s equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred substantial losses, with negative cash flows from operations, and has a retained deficit of approximately $9,200,000 as of December 31, 2023. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 3. If the Company is unable to raise additional debt or equity financing these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

We have served as the Company’s auditors since 2021.

/s/ Tanner LLC

Lehi, Utah

May 7, 2024

Sky Quarry Inc.

Consolidated Balance Sheets

As of December 31, 2023 and 2022

	2023	2022

ASSETS

Current assets:
Cash	$326,822	$572,197
Accounts receivable	3,517,469	4,237,064
Prepaid expenses and other assets	114,387	269,500
Inventory	2,437,181	3,441,563
Total current assets	6,395,859	8,520,324

Property, plant, and equipment	6,287,351	5,823,209
Oil and gas properties	7,745,205	7,477,238
Restricted cash	4,354,014	782,369
Right-of-use asset	184,548	-
Goodwill	3,209,003	3,209,003

Total assets	$28,175,980	$25,812,143

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$4,904,121	$5,944,981
Current portion of operating lease liability	69,777	-
Lines of credit	3,061,698	-
Current maturities of notes payable	4,835,567	3,169,121
Total current liabilities	12,871,163	9,114,102

Notes payable, less current maturities, net of debt issuance costs	2,100,514	133,513
Operating lease liability, net of current portion	116,246	-
Deferred tax liability	-	187,856
Total liabilities	15,087,923	9,435,471

Commitments and contingencies

Shareholders’ Equity:
Preferred stock $0.001 par value: 25,000,000 shares authorized; 246,021 and 1 shares issued and outstanding as of December 31, 2023 and 2022, respectively	246	-
Common stock $0.0001 par value: 100,000,000 shares authorized: 16,323,091 and 16,224,757 shares issued and outstanding as of December 31, 2023 and 2022, respectively	1,630	1,620
Additional paid in capital	22,527,264	21,355,478
Accumulated other comprehensive loss	(201,505)	(177,320)
Accumulated deficit	(9,239,578)	(4,803,106)
Total shareholders’ equity	13,088,057	16,376,672

Total liabilities and shareholders’ equity	$28,175,980	$25,812,143

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2023 and 2022

	2023	2022

Net sales	$50,731,889	$16,287,407

Cost of goods sold	47,831,980	12,631,272
Gross profit	2,899,909	3,656,135

Operating expenses:
General and administrative	3,068,368	4,763,317
Share based compensation	634,783	209,132
Depreciation and amortization	564,639	165,131
Total operating expenses	4,267,790	5,137,580

Loss from operations	(1,367,881)	(1,481,445)

Other income (expenses):
Loss on extinguishment of debt	(205,425)	-
Interest expense	(3,639,520)	(2,304,899)
Gain on sale of assets	564,811	-
Other income	26,008	-
Other income (expense), net	(3,254,126)	(2,304,899)

Loss before income tax benefit	(4,622,007)	(3,786,344)

Income tax benefit	185,535	1,072,119

Net loss	(4,436,472)	(2,714,225)

Other comprehensive loss
Exchange loss on translation of foreign operations	(24,185)	(98,227)

Net loss and comprehensive loss	$(4,460,657)	$(2,812,452)

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2023 and 2022

	Preferred Stock Outstanding	Preferred Stock	Common Stock Outstanding	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance January 1, 2022	1	$-	11,364,770	$1,136	$4,653,962	$(2,088,881)	$(79,093)	$2,487,124
Common share subscription, less offering costs	-	-	4,539,025	452	13,487,280	-	-	13,487,732
Share based compensation					209,132			209,132
Stock warrants issued	-	-	-	-	2,796,877	-	-	2,796,877
Common stock issued on conversion of debt	-	-	320,962	32	208,227	-	-	208,259
Other comprehensive loss	-	-	-	-	-	-	(98,227)	(98,227)
Net loss	-	-	-	-	-	(2,714,225)	-	(2,714,225)
Balance December 31, 2022	1	-	16,224,757	1,620	21,355,478	(4,803,106)	(177,320)	16,376,672
Preferred share subscription, less offering costs	246,020	246	-	-	140,123	-	-	140,369
Common share subscription, less offering costs	-	-	78,334	8	111,369	-	-	111,377
Share based compensation	-	-	-	-	634,783	-	-	634,783
Stock warrants issued	-	-	-	-	285,513	-	-	285,513
Common stock issued on warrant exercise	-	-	20,000	2	(2)	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(24,185)	(24,185)
Net loss	-	-	-	-	-	(4,436,472)	-	(4,436,472)
Balance December 31, 2023	246,021	$246	16,323,091	$1,630	$22,527,263	$(9,239,578)	$(201,505)	$13,088,057

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2023 and 2022

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,436,472)	$(2,714,225)
Adjustments to reconcile net loss to cash used in operating
activities:
Share based compensation	634,783	209,132
Depreciation and amortization	564,639	165,131
Amortization of debt issuance costs	2,568,523	-
Amortization of right-of-use asset	37,925	-
Loss on extinguishment of debt	205,425	-
Gain on sale of assets	(564,811)	-
Changes in operating assets and liabilities:
Accounts receivable	719,595	(56,502)
Prepaid expenses and other assets	155,114	(247,754)
Inventory	1,004,383	(225,406)
Accounts payable and accrued expenses	(1,040,860)	1,225,535
Operating lease liability	(36,450)	-
Deferred tax benefit	(187,856)	(1,072,119)
Net cash used in operating activities	(376,062)	(2,716,208)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of assets	961,400	-
Purchase of exploration and evaluation assets	(664,556)	-
Purchase of property, plant, and equipment	(1,028,781)	(5,275,669)
Cash paid in acquisition; net of cash acquired	-	(3,998,516)
Net cash used in investing activities	(731,937)	(9,274,185)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds on lines of credit	61,499,106	-
Payments on lines of credit	(58,437,408)	-
Proceeds on note payable	17,721,772	-
Payments on note payable	(12,905,339)	(4,451,563)
Debt discount on note payable	(3,588,539)	-
Proceeds on issuance of preferred stock	614,804	-
Preferred stock offering costs	(474,681)	-
Proceeds on issuance of common stock	28,739	16,127,024
Net cash generated by financing activities	4,458,454	11,675,461

Effect of exchange rate on cash	(24,185)	(98,227)

Increase (decrease) in cash and restricted cash	3,326,270	(413,159)
Cash and restricted cash, beginning of the year	1,354,566	1,767,725

Cash and restricted cash, end of the year	$4,680,836	$1,354,566

The accompanying notes are an integral part of these consolidated financial statements.

Sky Quarry Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	2023	2022

Supplemental disclosure of cash flow information:

Cash paid for interest	$3,525,209	$2,304,899
Cash paid for taxes	85	-

Supplemental disclosure of non-cash investing and financing activities:

Acquisition of right-of-use assets through operating leases	$222,473	$-

Net cash paid in acquisition. See Note 5 for additional information.

Accounts receivable	$-	$4,180,562
Inventory		3,119,870
Prepaid expenses and other assets		14,104
Property plant, and equipment		5,400,695
Goodwill		3,209,003
Deferred tax liability		(1,263,698)
Accounts payable and accrued expenses		(4,266,353)
Issuance of debt		(6,395,667)

Net cash paid in acquisition	$-	$$3,998,516

The accompanying notes are an integral part of these consolidated financial statements.

1.NATURE OF OPERATIONS

Sky Quarry Inc. and its subsidiaries (“Sky Quarry”, “SQI” or the “Company”) are, collectively, an oil production, refining, and a development-stage environmental remediation company formed to deploy technologies to facilitate the recycling of waste asphalt shingles and remediation of oil-saturated soils.  The recycling and production of oil from asphalt shingles is expected to reduce the dependence on landfills for the disposal of waste and to also reduce dependence on foreign and domestic virgin crude oil extraction for industrial uses.

The Company’s head office is located at 707 W 700 S, Ste 101, Woods Cross UT 84087. The Company is organized under the laws of the State of Delaware.

The Company was incorporated as Recoteq Inc. on June 4, 2019, in the State of Delaware, and changed its name to Sky Quarry Inc. on April 22, 2020.

The Company directly holds three wholly owned subsidiaries: 2020 Resources LLC (“2020 Utah”), 2020 Resources (Canada) Ltd. (“2020 Canada”) and Foreland Refining Corporation (“Foreland”) as shown below.

2020 Utah (formerly, US Oil Sands (Utah) LLC and USO (Utah) LLC) was incorporated on November 2, 2017, in the State of Delaware. 2020 Utah is engaged in the exploration and development of oil sands properties using the Company’s proprietary solvent extraction technology. Through 2020 Utah, the Company has a 100% working interest in bitumen leases covering 5,930 acres of land in the PR Spring Uintah basin area of Utah.

2020 Canada (formerly, USO (Canada) Ltd.) was incorporated on April 26, 2018, in the Province of Alberta, Canada under the Canada Business Corporations Act. Sky Quarry anticipates future expansion into Canada, which will be facilitated through 2020 Canada.

On September 30, 2022, the Company acquired Foreland (formerly, Petro Source Resources) which was incorporated in the State of Texas on May 29, 1998. Foreland is engaged in the refining of heavy oil into diesel and other petroleum products at its Eagle Springs Refinery located near Ely, Nevada.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting practices (“US GAAP”) and have been prepared on a historical cost basis except for certain financial assets and financial liabilities which are measured at fair value.

The preparation of our financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements and accompanying notes. Estimates and underlying assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary. In preparing the financial statements, management makes estimates and assumptions regarding:

·the adequacy of the allowance for doubtful accounts;

·the fair value of stock options and warrants issued;

·accounting for income taxes and any related variation allowance

·impairment of long-lived assets, including intangibles

·any changes to regulatory compliance; and

·other matters that affect reported amounts and disclosures of contingencies in the financial statements.

Other sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are specifically identified as a significant estimate. Although these estimates are based on our knowledge of current events and actions the Company may undertake in the future, actual results may ultimately differ from these estimates and assumptions. Furthermore, when testing assets for impairment in future periods, if management uses different assumptions or if different conditions occur, impairment charges may result.

Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

These financial statements have been prepared on a consolidated basis whereby the assets, liabilities and results of Sky Quarry, 2020 Canada, 2020 Utah and Foreland have been combined.

Concentrations

The Company maintains its cash in various bank accounts, the balances of which at times may exceed federally insured limits. The Company has not experienced any losses related to these accounts, and management does not believe that the Company is exposed to significant credit risk.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses on receivables which, when realized, have been within the range of management’s expectations. Management believes that adequate provision has been made for risk of loss on all credit transactions.

In the normal course of business, the Company may provide credit terms to its customers based on their credit rating and generally require no collateral. A major customer is considered to be one that comprises more than 10% of the Company’s accounts receivable or annual revenue.

Concentrations of revenues for the years ended December 31, 2023 and 2022, were as follows:

	December 31, 2023	December 31, 2022
Customer A	33%	33%
Customer C	17%	13%
Customer E	14%	*
Customer B	*	19%

*Customer did not account for more than 10% for the period presented.

Concentrations of accounts receivable as of December 31, 2023 and 2022, were as follows:

	December 31, 2023	December 31, 2022
Customer E	28%	*
Customer C	20%	13%
Customer A	18%	25%
Customer B	*	22%
Customer D	*	18%

*Customer did not account for more than 10% for the period presented.

Concentrations of vendors for the years ended December 31, 2023 and 2022, were as follows:

	December 31, 2023	December 31, 2022
Vendor A	18%	26%
Vendor B	15%	17%
Vendor C	13%	17%
Vendor D	12%	*
Vendor E	10%	*

*Vendor did not account for more than 10% for the period presented.

Business Combinations

Business combinations (whether partial, full or step acquisitions) are accounted for by the Company in accordance with the acquisition method of accounting pursuant to ASC 805 - Business Combinations and pushdown accounting is applied to record the fair value of the assets acquired by the Company. Under this method, the purchase price is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired will be allocated to goodwill. Hence, goodwill represents the excess purchase price over the fair value of the tangible net assets and intangible assets acquired in a business combination.

Acquisition-related expenses are recognized separately from business combinations and are expensed as incurred.

Translation of Foreign Currencies

Transactions in foreign currencies are translated into U.S. dollars at the exchange rate prevailing at the transaction date. Transaction gains or (losses) on foreign currencies are reflected in selling, general and administrative expenses and were ($2,060) and ($512) for the years ended December 31, 2023 and 2022, respectively. Monetary assets and liabilities in foreign currencies at each period end are translated at the exchange rate in effect at that date.

The Company has a foreign currency exposure with respect to its Canadian operations as 2020 Canada operations are in Canada; therefore, US GAAP requires the Company to adjust the value of its investment for changes in foreign currency exchange rates. The Company determines the functional currency of its subsidiaries based upon the primary currency used to generate and expend cash, which is the currency of the country in which the subsidiary is located. For subsidiaries with functional currencies other than the U.S. dollar, the monetary assets and liabilities are translated into U.S. dollars using period-end exchange rates. The resulting foreign currency translation losses are deferred as other comprehensive loss and reclassified to earnings only upon sale or liquidation of that business. The foreign currency translation losses of $24,185 and $98,227 as of December 31, 2023 and 2022, respectively, were recorded in accumulated other comprehensive loss.

Accounts receivable

Accounts receivable are recorded at the invoice amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based upon historical write-off experience and known conditions, both historically and forward looking about its customers’ current ability to pay. Account balances are charged against the allowance when management determines that the probability for collection is remote.  Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2023 and 2022.

Inventory

Inventory includes freight-in, materials, labor and overhead costs and are stated at the lower of cost or net realizable value. The Company determines cost on the basis of the first-in, first-out method. Allowances are recorded for slow-moving, obsolete or unusable inventory.   The Company assesses inventory for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventory and the estimated net realizable value based upon assumptions about future sales and supplies on-hand.

Oil and gas property and equipment

The Company follows the successful efforts method of accounting for its oil and gas properties per ASC 932. Acquisition costs associated with the acquisition of leases are capitalized.  Exploration costs, such as exploratory geological and geophysical costs, and costs associated with delay rentals and exploration overhead are charged against earnings as incurred. Costs of successful exploratory efforts along with acquisition costs and the costs of development of surface mining sites are capitalized. Costs incurred to obtain access to prove reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas are capitalized.

Site development costs are initially capitalized, or suspended, pending the determination of proved reserves. If proved reserves are found, site development costs remain capitalized as proved properties. Costs of unsuccessful site developments are charged to exploration expense. For site development costs for reserves that cannot be classified as proved, costs continue to be capitalized as suspended exploratory site development costs if there have been sufficient reserves found to justify completion as a producing site and sufficient progress is being made in assessing the reserves and the economic and operating viability of the project. If management determines that future development activities are unlikely to occur, associated suspended exploratory development costs are expensed. In some instances, this determination may take longer than one year. The Company reviews the status of all suspended exploratory site development costs quarterly.

Capitalized costs of proved oil and gas properties are depleted by the unit-of-production method. Proved leasehold acquisition costs, less accumulated amortization, are depleted over total proved reserves, which includes proved undeveloped reserves. Capitalized costs of related equipment and facilities, including estimated asset retirement costs, net of estimated salvage values and less accumulated amortization are depreciated based on proved developed reserves associated with those capitalized costs. Depletion is calculated by applying the depreciation, depletion, and amortization (“DD&A”) rate (amortizable base divided by beginning of period proved reserves) to current period production.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined whether or not proved reserves can be assigned to such properties. The Company assesses its unproved properties for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable.

Proved properties will be assessed for impairment annually, or more frequently if events or changes in circumstances dictate that the carrying value of those assets may not be recoverable. Individual assets are grouped for impairment purposes based on a common operating location. If there is an indication the carrying amount of an asset may not be recovered, the asset is assessed for potential impairment by management through an established process. If, upon review, the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset, the carrying value is written down to estimated fair value. Because there is usually a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined based on the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants or by comparable transactions. The expected future cash flows used for impairment reviews and related fair value calculations are typically based on judgmental assessments of future production volumes, commodity prices, operating costs, and capital investment plans, considering all available information at the date of review.

Gains or losses are recorded for sales or dispositions of oil and gas properties which constitute an entire common operating field, or which result in a significant alteration of the common operating field’s DD&A rate. These gains and losses are classified as asset dispositions in the accompanying consolidated statements of loss and comprehensive loss. Partial common operating field sales or dispositions deemed not to significantly alter the DD&A rates are generally accounted for as adjustments to capitalized costs with no gain or loss recognized.

The Company capitalizes interest costs incurred and attributable to material unproved oil and gas properties and major development projects of oil and gas properties. As of December 31, 2023 and 2022, the Company had no proved reserves assigned to its properties.

Other property and equipment

Property, plant and equipment are stated at cost. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred. Depreciation and amortization are recorded principally by the straight-line method over the estimated useful lives of the assets, which are reviewed periodically and generally have the following ranges:

Years
Buildings	10
Machinery and equipment	5 ― 15
Office furniture and equipment	2 ― 7
Leasehold improvements	4 ― 5

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is accounted for in accordance with ASC 350, Intangibles-Goodwill and Other.  The Company acquired goodwill in its acquisition of Foreland. The Company evaluates goodwill on an annual basis in the fourth quarter or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a quantitative goodwill impairment test. The impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For the years ended December 31, 2023 and 2022, the Company did not recognize an impairment related to goodwill.

Restricted cash

Restricted cash consists of cash amounts that are contractually restricted as to usage or withdrawal and represents surety bonds in the amount of $786,384 with the State of Utah in connection with mineral leases regarding the PR Spring facility property, and $3,567,630 in cash deposited by the Company into a separate bank account and designated as collateral for a standby letter of credit in the same amount in accordance with contractual agreements.  Refer to Note 12 for more information about our standby letters of credit.

Leases

On January 1, 2023, the Company adopted FASB (“Financial Accounting Standards Board”) Accounting Standards Codification, or ASC, Topic 842, Leases (“ASC 842”), increases transparency and comparability by the recognition of the right-of-use assets and related operating and finance lease liabilities on the balance sheet. As permitted by ASC 842, we elected the adoption date of January 1, 2023, which is the date of initial application. Under ASC 842, all leases are required to be recorded on the balance sheet and are classified as either operating leases or finance leases. The lease classification affects the expense recognition in the income statement. Operating lease charges are recorded entirely in operating expenses. Finance lease charges are split, where amortization of the right-of-use asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Right of use assets represent the lessee’s right to use a leased asset over the lease term. They are initially measured at the present value of lease payments, adjusted for any lease incentives or initial direct costs incurred by the lessee. Subsequently, the right of use assets are typically amortized over the lease term, and the lease liability is reduced as lease payments are made. The lease liability is based on the present value of the remaining minimum lease payments, determined under ASC 842, discounted using the Company’s secured incremental borrowing rate at the effective date of the commencement of the lease, using the original lease term as the tenor. As permitted under ASC 842, the Company elected several practical expedients that permit the Company to not reassess (1) whether a contract is or contains a lease, (2) the classification of existing leases, and (3) whether previously capitalized costs continue to qualify as initial indirect costs. The application of the practical expedients did not have a significant impact on the measurement of the operating lease liability. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less.

Commitments and contingencies

In the ordinary course of business, the Company may become subject to various pending and threatened litigation actions. Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities for environmental remediation or restoration claims resulting from allegations of improper operation of assets are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Expenditures related to such environmental matters are expensed or capitalized in accordance with the Company’s accounting policy for property and equipment.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue is measured based on the amount defined per the contract and recognized when performance obligations within a contract are satisfied which generally occurs with the transfer of control of the goods to the customer. Substantially all the Company’s revenues are derived from product sales that consist of a single performance obligation satisfied at a point in time.

Product sales to customers are made under a purchase order (PO), or in certain cases, in accordance with the terms of a master services agreement (MSA) or similar arrangement, which defines the rights and obligations of each party.

Payment terms and conditions vary by contract, although terms generally include a requirement of payments within 30 days.

The Company accounts for shipping and handling as activities to fulfill the promise to transfer the goods. As such, shipping and handling fees billed to customers in a sales transaction are recorded in sales and shipping and handling costs incurred are recorded in cost of sales.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount.

The Company believes that the future undiscounted net cash flows to be received from its long-lived assets exceed the assets’ carrying values and, accordingly, the Company has not recognized any impairment losses for the years ended December 31, 2023 and 2022.

Offering costs

The Company complies with the requirements of ASC 340-10 in recording and treating costs associated with the offering of the Company’s securities.  These costs consist of legal, escrow, exchange and marketing fees incurred in connection with the capital raising efforts of the Company.  Under ASC 340-10, costs incurred are capitalized until the offering closes whereupon the offering costs are charged to shareholders’ equity if the offering is successful or expensed in the period of an aborted or unsuccessful offering.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost, which includes the Company’s accounts receivables and contract assets.  ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will generally result in more timely recognition of credit losses.  ASU 2016-13 is effective for the Company on January 1, 2023.  Adoption of Topic 326 did not have a material impact on the consolidated financial statements.

Comparative amounts

The comparative amounts presented in these consolidated financial statements have been reclassified where necessary to conform to the presentation used in the current year.

3.GOING CONCERN

These consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and satisfy its liabilities in the normal course of business for the foreseeable future. Management is aware, in making its going concern assessment, of material uncertainties related to events and conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. As of December 31, 2023, the Company has an accumulated deficit of $9,239,578. During the year ended December 31, 2023, the Company had negative cash flows from operations of $376,062. The Company has received financing and capital through private placements of $4,289,592 of debt capital and $170,398 of equity capital.

Without additional financing, the Company does not have sufficient operating cash flows to pay for its expenditures and settle its obligations as they mature. Subsequent to December 31, 2023, there is uncertainty in meeting these obligations. The Company does have to raise additional capital in the form of debt, equity and/or warrant exercise proceeds to fund future capital expenditures, retire maturing debt obligations and any possible acquisitions. The Company’s current plan includes closely monitoring its growth and operating expenses, refinancing its current debt with longer term debt with amortization schedules that decrease monthly debt service obligations. These actions are intended to mitigate the going concern uncertainties and support the Company’s growth plans in commercializing its extraction technology. There is no assurance, however, that we will be successful in these efforts.

To date in 2024  the Company has issued 110,000 shares, amounting to $246,546, net of offering costs, and On January 11, 2024, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $2,632,852 of future sales receipts for gross proceeds of $2,056,916, of which $796,916 and $1,260,000 was used to extinguish May 17, 2023 and June 30, 2023 agreements respectively. Under the Agreement, Foreland will make weekly delivery of receivables not less than $56,988 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. On January 18, 2024, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $4,224,000 of future sales receipts for gross proceeds of $3,300,000, of which $884,667 was used to extinguish September 14, 2023 agreement. Under the Agreement, Foreland will make weekly delivery of receivables not less than $91,429 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. On February 19, 2024, Foreland entered into an agreement of sale of future receivables with Libertas Funding, LLC for the sale of $1,386,000 of future sales receipts for gross proceeds of $1,018,500. Under the Agreement, Foreland will make weekly delivery of receivables not less than $30,000 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. On February 19, 2024, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland. On April 19, 2024, Foreland entered into an agreement of sale of future receivables with Parkside Funding Group LLC for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. On April 18, 2024, Foreland entered into an agreement of sale of future receivables with UFS West LLC for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

Management believes that the implementation of its plans will allow the Company to continue as a going concern. Investors are encouraged to review the financial statements and related disclosures for a comprehensive understanding of the Company’s financial position.

The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

4.ACQUISITION

Foreland Refining Corporation

On September 30, 2022, the Company acquired Foreland by way of a share purchase agreement for total consideration of $10,395,667 (after a post-closing adjustment of $604,333), paid to Refinery Technologies Inc, (“Seller” or “RTI”) by way of cash payment of $4,000,000 at closing (net of cash received of $1,484) and issuance of a $6,395,667 promissory note to the Seller.

The acquisition of Foreland was accounted for using the acquisition method of accounting pursuant to ASC 805 - Business Combinations. The purchase consideration has been allocated based on an assessment of the fair market values of the acquired assets and liabilities assumed.

The fair values assigned to property, plant, and equipment were determined by reference to third party fair market value in place valuation.

Recognized amounts of identifiable net assets & liabilities acquired
Cash	$1,484
Accounts receivable	4,180,562
Inventory	3,119,870
Prepaid expenses	14,104
Property, plant, and equipment	5,400,695
Goodwill	3,209,003
Deferred tax liability	(1,263,698)
Liabilities	(4,266,353)
Total acquired	$10,395,667

5.INVENTORY

Inventory consisted primarily of raw crude, chemicals and finished goods. Inventory consisted of the following as of December 31:

	December 31, 2023	December 31, 2022
Finished goods	$1,287,927	$2,322,835
Raw materials	892,665	890,210
Chemicals	256,589	228,518
	$2,437,181	$3,441,563

6.MINERAL LEASES

Through its acquisition of 2020 Utah, the Company indirectly acquired certain mineral rights under three mineral leases entitled “Utah State Mineral Lease for Bituminous-Asphaltic Sands” between the State of Utah’s School and Institutional Trust Land Administration (“SITLA”), as lessor, and 2020 Utah, as lessee, covering certain lands in the PR Spring Area largely adjacent to each other (the “SITLA Leases”).

	SITLA Mineral Lease	Total
Cost
January 1, 2022	$63,800	$63,800
Additions	-
December 31, 2022	63,800	63,800
Additions	-	-
December 31, 2023	$63,800	$63,800

Accumulated Amortization
December 31, 2023 and 2022	$-	$-

Carrying Amounts
December 31, 2023	$63,800	$63,800
December 31, 2022	$63,800	$63,800

During the years ended December 31, 2023 and 2022, the Company had not amortization of the lease rights due to operations having not yet started.

The Company (through its subsidiary) holds mineral leases (or the operating rights under leases) covering approximately 5,930.3 net acres within the State of Utah. Terms of the SITLA Leases are set forth in the table below.

Reference	Gross Acres	Net Acres	Lease Expiry Date (1)	Annual Rent (2)	Annual Advance Minimum Royalty (3)	Production Royalty Rate (4)
ML-49579	50.4	50.4	12/31/2024	$ 500	$ 5,000	6.5%
ML-49927	4,319.9	4,319.9	5/31/2025	4,320	43,200	6.5%
ML-51705	1,560.0	1,560.0	1/31/2020	1,560	15,600	8%

Total	5,930.3	5,930.3		$ 6,380	$ 63,800

Notes:

1.Leases may be extended past expiry date by continued payment of annual rent and annual advance minimum royalty.

2.Annual rent may be credited against production royalties payable during the year.

3.Annual advance minimum royalty may be credited against production royalties payable during the year.

4.The production royalty is payable on the market price of products produced from the leased substances, without deduction of costs for mining, overhead, labor, distribution or general and administrative activities.

7.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is comprised of the following:

	December 31, 2023	December 31, 2022
Buildings	$1,575,000	$1,575,000
Machinery and equipment	5,435,388	4,406,607
Office furniture and equipment	6,733	6,733
	7,017,121	5,988,340
Less: Accumulated depreciation and amortization	(729,770)	(165,131)
	$6,287,351	$5,823,209

PR Spring Property, plant and equipment consists of research and development equipment and mining equipment. Eagle Springs Refinery consists of tanks, buildings, refining processing equipment, shop, lab and equipment. Each class of property, plant and equipment is estimated to have a useful life ranging from 5 to 15 years and will be amortized over a straight-line basis.

Depreciation and amortization expense totaled $564,639 and $165,131 for the years ended December 31, 2023 and 2022, respectively.

8.OIL AND GAS PROPERTIES

Oil and gas properties are comprised of the following:

	December 31, 2023	December 31, 2022
Balance, beginning of year	$7,477,238	$2,448,859
Disposals	(411,400)	-
Additions	679,367	5,028,379
Balance, end of year	$7,745,205	$7,477,238

Oil and gas properties include undeveloped lands, unproved properties and seismic costs where management has not fully evaluated for technical feasibility and commercial viability.

Additions during the period ended December 31, 2023, relate to development of the land, extraction facility and mine at PR Spring.

9.RIGHT-OF-USE ASSET AND LEASE LIABILITY

The components of lease expense consisted of amortization of the right-of-use asset of $37,925 and accretion of the lease liability of $11,972 for the year ended December 31, 2023, and was $0 for the year ended December 31, 2022. The weighted average remaining lease term in years was 2.42 as of December 31, 2023. The weighted average discount rate as of December 31, 2023 was 10.25%.

Amortization expense is included as part of general and administrative expenses on the income statement. The total lease expense recognized on the income statement is the sum of the accretion of the lease liability and amortization expense. This total expense reflects the cost of using the leased asset over the lease term.

The following table reconciles the undiscounted future cash flows for the next five years and thereafter to the operating lease liabilities recorded within the consolidated balance sheet as of December 31, 2023:

2024	$84,724
2025	87,266
2026	44,278
Total lease payments	216,268
Less: amounts representing interest	(30,245)
Present value of lease liabilities	$186,023

10.GOODWILL

Goodwill is derived from the acquisition of Foreland in 2022. Goodwill recognized from the acquisition was $3,209,003.

11.ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31, 2023	December 31, 2022
Trade accounts payable	$4,753,782	$5,227,274
Accrued expenses	120,888	686,236
Accrued vacation	25,971	13,834
Sales tax payable	3,480	17,637
	$4,904,121	$5,944,981

12.LINES OF CREDIT

	December 31, 2023	December 31, 2022
Invoice purchase and security agreement	$1,696,368	$-
Inventory finance rider	1,365,330	-
	$3,061,698	$-

On December 21, 2022, Foreland entered into an Invoice Purchase and Security Agreement (the “IPSA”) and inventory finance rider (the “Rider”) with Alterna Capital Solutions, LLC (“Alterna”). Under the terms of the IPSA, Alterna provides an advance of 85% of the amount of the purchased receivables to Foreland and during the time the receivables remain outstanding, is granted a continuing senior security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables. The Rider provides a standby security for certain letters of credit in place with certain crude oil suppliers to Foreland. The letters of credit are adjusted periodically to correlate with the price and quantities of purchased heavy crude oil.  The Agreement is senior secured by the sale-ready and pre-sale petroleum product inventory on hand at Foreland and matures on December 31, 2024. Funds drawn under the agreement accrue interest at a per annum rate equal to the sum of the Wall Street Journal Prime Rate plus 2.25%. In addition, a collateral monitoring fee of 0.17% on outstanding advances made is due monthly. Repayment of advances shall be payable from collection of Foreland accounts receivable, including those accounts arising from the sale of the inventory to its customers.

13.DEBT

Debt consisted of the following:

Lender	Maturity Date	Interest Rate	Principal Balance December 31, 2023	Principal Balance December 31, 2022
Libertas #4	September 12, 2024	68%	$1,394,324	$-
Libertas #2	June 16, 2024	56%	1,320,000	-
Libertas #3	August 3, 2024	56%	1,019,667	-
Libertas #1	April 5, 2024	66%	897,749	-
Lendspark	April 19, 2024	68%	646,169	-
Private Lender A	May 21, 2023	30%	393,981	-
ACMO USOS LLC	March 15, 2021	15%	191,699	191,699
USA SBA	March 1, 2026	1%	82,265	133,513
Private Lender B	March 23, 2023	20%	72,085	-
JPMorgan	September 16, 2023	10%	-	81,882
Refinery Technologies Inc.	October 31, 2022	4%	-	2,895,540
			6,017,936	3,302,634
Less: Unamortized debt issuance costs:			(1,100,104)	-
			$4,917,832	$3,302,634

As of December 31, 2023, the maturity date of debt is as follows:

Due in less than one year	$ 5,935,671
Due in more than one year, but less than two years	82,265
Less: Unamortized debt issuance costs	(1,100,104)
$ 4,917,832

The debt terms related to private lenders are as follows:

On June 14, 2023, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland. As of December 31, 2023, there are unamortized debt issuance costs of $5,764.

On February 21, 2023, the Company entered into a binding term sheet with   private lender A for a convertible loan of $1,000,000 to be personally guaranteed and secured by members of the Board and received a deposit of $400,000. During the course of loan document preparation, it was determined that certain terms agreed to in the term sheet could not be completed. On April 6, 2023, the parties amended the terms of the term sheet by way of a debt satisfaction agreement under which the unsecured deposit, plus accrued interest calculated at 20% per annum, would be repaid on or before May 21, 2023, after which amounts unpaid would incur interest at the rate of 30% per annum. As inducement to enter into the debt satisfaction agreement, the lender was issued 666,667 common share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $2.70 for a period of five years from issue. The warrants were classified as equity and the fair value of the warrants was recorded separately as debt discount and amortized over the term of the debt. The Company has not received a notice of default from the lender as of the date of this report.

On January 23, 2023, the Company entered into a promissory note for $100,000 from  private lender B. The note is unsecured, bears interest at 20% per annum and matured on March 23, 2023. As inducement for advancing the note, the lender was issued 6,667 share purchase warrants, each warrant granting the holder the right to purchase one common share of the Company at a price of $6.00 for a period of two years from issue. The warrants were classified as equity and the fair value of the warrants were recorded separately as debt discount and amortized over the term of the debt.  The Company has not received a notice of default from the lender as of the date of this report.  The maturity date of the note is currently being renegotiated.

LIABILITY FOR SALE OF FUTURE REVENUES

As of December 31, 2023, the Company is party to seven agreements related to the sale of future revenues with Libertas Funding, LLC (“Libertas”), a total of four agreements remain outstanding and three agreements have been terminated.  The agreements, summarized below, contain substantially the same terms and conditions and grant a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

Interest and discounts related to the agreements are amortized to expense over the estimated term of the agreements, which is anticipated to be between 10 to 12 months from the funding of each agreement. During the twelve months ended December 31, 2023, the Company amortized an aggregate of $2,398,028 of discount, respectively, to interest expense. Unamortized interest and discounts in aggregate is $1,094,340 as of December 31, 2023. The interest expense is recorded using the effective interest method.

On October 25, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,731,660 of future sales receipts for gross proceeds of $1,302,000, of which $383,483 was applied to pay off the Libertas agreement dated May 3, 2023. Under the agreement, Foreland will make weekly delivery of receivables not less than $37,482 until the amount sold is extinguished. As of December 31, 2023, a total of $1,394,324, exclusive of debt discounts, remained outstanding.

On September 14, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,463,000 of future sales receipts for gross proceeds of $1,100,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $31,667 until the amount sold is extinguished. As of December 31, 2023, a total of $1,019,667, exclusive of debt discounts, remained outstanding.

On June 30, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,520,000 of future sales receipts with proceeds of $2,000,000 used to pay off Libertas agreement dated January 17, 2023. Under the agreement, Foreland will make weekly delivery of receivables not less than $50,000 until the amount sold is extinguished. As of December 31, 2023, a total of $1,320,000, exclusive of debt discounts, remained outstanding.

On May 17, 2023, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,560,250 of future sales receipts for gross proceeds of $1,925,000, of which $575,357 was applied to pay off Libertas agreement dated February 21, 2023. Under the agreement, Foreland will make weekly delivery of receivables not less than $55,417 until the amount sold is extinguished. As of December 31, 2023, a total of $897,749 exclusive of debt discounts, remained outstanding.

During the year ended December 31, 2023, the Company refinanced 3 agreements with Libertas. Management determined that the transaction should be accounted for as a debt extinguishment. Accordingly, the Company recognized a loss on extinguishment related to loan origination fees of $205,425, which is recorded on the statement of operations and comprehensive loss for the year ended December 31, 2023.

As of December 31, 2023, the Company had the following unamortized debt discounts related to the Libertas agreements:

Lender	Date Issue	Gross Discount	Unamortized Discount

Libertas #1	May 17, 2023	$731,500	$223,973
Libertas #2	June 30, 2023	520,000	272,480
Libertas #3	September 14, 2023	385,000	253,011
Libertas #4	October 25, 2023	447,737	345,873
		$2,084,327	$1,094,340

14.CONVERTIBLE DEBENTURES

Lender	Maturity Date	Interest Rate	Principal Due December 31, 2023	Principal Due December 31, 2022

Private Lender C	November 24, 2023	9%	$2,018,247	$-

On November 24, 2023, the Company issued a promissory note in the amount of $2,000,000, convertible at the election of the holder into shares of common stock at an exercise price of $1.60 per share with a maturity date of November 24, 2026. The note has a term of thirty-six months and bears interest at a rate of 9% per annum payable semi-annually, with any outstanding interest and principal due on maturity.

15.INCOME TAXES

The following table presents a reconciliation of our income tax benefit (expense) between the statutory federal rate and our effective tax rate:

	December 31, 2023	December 31, 2022
Provision for income taxes at federal statutory rates	$942,431	$785,059
State taxes, net of federal benefits	30,164	98,556
Foreign rate differential	10,805	-
Change in valuation allowance	(714,868)	187,227
Change in effective tax rate	2,140	-
Other	(85,137)	1,277
	$185,535	$1,072,119

Significant components of the Company’s deferred tax assets and liabilities for federal, state and foreign income taxes are as follows as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Accruals, reserves, and other	$62,136	$43,331
Depreciation and amortization	10,798	11,851
Stock compensation	205,831	51,593
Lease liability	45,371	-
Net operating loss carryover	2,093,078	1,292,151
Total gross deferred tax assets	2,417,214	1,398,926
Less: valuation allowance	(1,075,282)	(360,414)
Net Deferred tax assets	1,341,932	1,038,512
Fixed assets	(1,296,921)	(1,226,368)
Right of use asset	(45,011)	-
Net deferred liability	$-	$(187,856)

As of December 31, 2023, the Company had U.S. federal net operating loss carryforwards of $7,305,623, which may be available to offset future federal income and do not expire. As of December 31, 2023, the Company had state net operating losses of $4,182,641 which may be available to offset future state income tax and do not expire. As of December 31, 2023, the Company had Canada net operating losses of $2,110,643 which may be available to offset future Canadian income tax and begin to expire in 2043.

The Company considered all positive and negative evidence. Given the caution of Subtopic 30-21 regarding the difficulty in forming a conclusion that a valuation allowance is not needed in the case of cumulative losses, it is the Company’s conclusion that it is more likely than not that the Company’s existing deferred tax assets in the U.S. will not be realized and that a valuation allowance is necessary as of December 31, 2023. Accordingly, the Company has recorded a full valuation allowance of in the U.S. The Company has evaluated all of the negative and positive evidence at December 31, 2023, and concludes that due to the Company being in a 3-year cumulative loss position, it is more likely than not that the net Canadian deferred tax assets will be not realized. As such, the Company has recorded and maintained a full valuation allowance in Canada. As of December 31, 2022 the deferred tax liabilities of $1,341,932 is related to the acquisition of Foreland assets. As of December 31, 2023, the Company had a history of operating losses, the Company has concluded that it more than likely than not that the benefit of its deferred tax assets will not be fully realized. Accordingly, the Company has a valuation allowance for deferred tax assets as of December 31, 2023 and 2022, of $1,075,282 and $360,414, respectively.

The Company has not performed a Section 382 study to determine whether it had experienced a change in ownership and, if so, whether the tax attributes (net operating losses or credits) were impaired. Under Section 382 of the Internal Revenue Code of 1986, as amended, the Company’s ability to utilize net operating loss or other tax attributes, such as research tax credits, in any taxable year may be limited if the Company has experienced an “ownership change.” Generally, a Section 382 ownership change occurs if there is a cumulative increase of more than 50 percentage points in the stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock within a specified testing period. Similar rules may apply under state tax laws.

As of December 31, 2023 and 2022, the Company does not have any unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2023 and 2022, the Company had no accrued interest or penalties related to uncertain tax positions.

16.EQUITY

During the years ending December 31, 2023 and 2022, the Company issued 98,334 and 4,859,987 shares of common stock respectively for acceptance of share subscriptions and conversion of debt, amounting to $111,377 and $16,492,868, net of offering costs of $0 and $797,947, respectively. During the years ended December 31, 2023 and 2022, the Company issued 246,020 and $0 share of series B preferred stock, respectively, for acceptance of share subscriptions amounting to $140,369 and $0, net of offering costs of $473,126 and $0, respectively.

For the years ended December 31, 2023 and 2022, the company incurred equity issuance costs of $473,126 and $797,947, respectively. The issuance costs related directly to the Company’s registration-exempt securities offering over the respective years’ efforts. These costs consisted of legal, marketing, accounting, printing, administration, broker-dealer, escrow and filing fees directly related to their respective offerings.

On September 29, 2021, the SEC qualified an offering of securities submitted by the Company under Regulation A (the “Reg A Offering”). Under the Reg A Offering, the Company proposed to sell up to 5 million units (“Units”) at a price of $3.75 per Unit. Each Unit was comprised of one share of common stock (an “Offering Share”) and one warrant to purchase an additional share (an “Offering

Warrant”) at a price of $7.50 for a period of three years from issue. The Company reserved from treasury a maximum of 5,000,000 Shares issuable under the Reg A Offering, assuming full subscription, and a maximum of 1,666,667 shares issuable on exercise of the Offering Warrants (“Warrant Shares”) issued in connection with the Reg A Offering, assuming full subscription and full exercise. The Company did not issue Unit certificates but instead issued Offering Shares and Offering Warrants in the number of Units subscribed for to subscribers under the Reg A Offering. The Reg A Offering closed on September 29, 2022 with total gross proceeds of $18,195,838.

The table below sets forth the shares reserved as of December 31, 2023, by the Company for future potential issuance.

Maximum Issuable
Company Stock Option Plan	1,666,667

Common Share Purchase Warrants issued	698,334
Shares issuable on exercise of outstanding Offering Warrants issued under the Reg A Offering	4,852,224
Shares issuable on exercise of outstanding Brokers Warrants issued under the Reg A Offering	48,522
Reservation for conversion of maximum issuable preferred shares	1,333,334
Reservation for convertible note	416,667
TOTAL SHARES RESERVED FOR ISSUANCE	9,015,748

As of December 31, 2023, the Company had issued and outstanding a total of 5,599,079 warrants to purchase one share of common stock, exercisable at a range from $1.50 to $7.50 per share for cash. The warrants are exercisable for 72 months from the date of issuance and carry a put feature in the event of a change in control. The put right is not subject to derivative accounting as all equity holders are treated the same in the event of a change in control.

As of December 31, 2023 and 2022, the Company has share purchase warrants issued and outstanding of 5,599,079 and 4,900,746, respectively.

On August 16, 2021, the Company entered into an engagement agreement with Digital Offering, LLC to provide broker-dealer services in connection with the Reg A Offering. Under the terms of the engagement letter, the Company will issue a warrant to purchase one share of the Company (an “Agent Warrant”) for each 100 Shares sold to investors under the offering at an exercise price of $3.75 and subject to transfer, lock-up and exercise restrictions as set forth in Rule 5110 of the Financial Industry Regulatory Authority, Inc (“FINRA”), as applicable. The offering closed on September 30, 2022 and 48,522 Agent Warrants were issued to Digital Offering, LLC in connection with its services under the offering.

17.STOCK OPTION PLAN

On March 27, 2020, the Company adopted an incentive stock option plan (the “Plan”). The Plan allows the Board of Directors of the Company to grant options to acquire common shares of the Company to directors, officers, key employees and consultants. The option price, term and vesting periods are determined at the discretion of the Board of Directors, subject to certain restrictions as required by the policies of Section 422 of the Internal Revenue Code. The Plan is a fixed number plan with a maximum of 1,666,667 Shares reserved issuable under the Plan.

The table below sets forth share options outstanding as of December 31, 2023:

Grant Date	Options Issued	Exercise Price	Expiration	Vesting
2022-09-01	1,066,667	$ 2.70	2027-08-31	Equally over 3 years commencing on first anniversary of grant date
2023-08-01	3,334	$ 9.09	2028-07-31	Vested immediately
2023-10-15	616,334	$4.80	2028-10-14	Equally over 3 years commencing on first anniversary of grant date
2023-11-01	83,334	$4.80	2028-10-31	83,333 vest immediately, remaining vest equally over 3 years commencing on first anniversary of grant date

During the years ended December 31, 2023 and 2022, the Company recorded share-based compensation expense of $634,783 and $209,132, respectively.

As of December 31, 2023, the Company had $1,380,620 of unrecognized share-based compensation costs related to non-vested awards that will be recognized over a weighted average period of 3 years. As of December 31, 2023, 211,111 options have vested, and are exercisable. The options issued during 2022 vest equally over 3 years commencing on the first anniversary of the grant date. Of the options issued during 2023, 31,111 vested immediately on grant date, with the remaining vest equally over 3 years commencing on the first anniversary of the grant date.

The following sets forth the outstanding common unit options and related activity for the year ended December 31, 2023:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of December 31, 2022	666,667	$2.70
Granted	703,000	4.83
Exercised	-	-
Forfeited	(100,000)	2.70
Outstanding as of December 31, 2023	1,269,667	$3.87

18.RELATED-PARTY TRANSACTIONS

Related-party transactions in these consolidated financial statements are as follows:

On September 16, 2020, the Company issued a promissory note to JPMorgan, in the amount of $450,000. Portions of the note were converted from time to time into shares until paid in full. JPMorgan is a related party as a significant shareholder holding directly as of December 31, 2023, 2,249,880 common shares (13.88%), and 1 Series A preferred share of the Company.

On June 21, 2021, stockholders of the Company unanimously consented to terminate a Stockholders Agreement entered into by all of the stockholders and the Company on September 24, 2020, and approved a governance agreement (the “JPM Agreement”) between the Company and JP Morgan, which grants to JP Morgan the following rights:

·a consent right with respect to certain business transaction matters, including: (a) material changes to the nature of the Company’s business, (b) a grant of certain stock options or restricted stock, (c) the Company’s entry into certain employment or compensation agreements, (d) the incurrence by the Company of more than $500,000 of debt, (e) the

Company’s entry into a related party agreement, (f) a sale transaction, (g) a loan by the Company in excess of $500,000, (h) settlement of a lawsuit or other dispute in excess of $500,000 or (i) any investment by the Company in excess of $500,000;

·Board of Director observation rights;

·the right to receive certain quarterly and annual financial statements of the Company; and

·certain inspection rights so long as JPMorgan owns at least 10% of the Company’s outstanding shares of common stock.

On July 13, 2020, the Company issued a promissory note in the amount of $25,000 to Marcus Laun, a director of the Company, convertible at the election of the holder into shares of common stock at an exercise price of $0.2808 per share with a maturity date of July 13, 2021. The note has a term of twelve months and bears interest at a rate of 4% per annum payable at maturity.  On March 28, 2022, at the election of the lender the note was converted into 95,110 Shares in full and final satisfaction of the note.

For the years end December 31, 2023 and 2022, the Company paid sitting, board chair and committee chair fees of $187,750 and $202,000, respectively, to members of the board of directors.

19.GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consisted of the following for the years ended:

	December 31, 2023	December 31, 2022
Executive compensation	$1,330,034	$1,198,327
Professional fees	1,002,639	1,194,033
Other	246,710	325,999
Travel expenses	195,209	320,837
Insurance	187,219	570,959
Lease and utilities	87,542	57,560
Licenses	18,607	40,397
Automobile	408	40,903
Internal Fuel	-	806,164
Repairs and maintenance	-	110,683
Lab	-	63,081
Safety	-	34,374
	$3,068,368	$4,763,317

20.COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company has the following commitments for two leased land rights of way rentals in Nye County, Nevada, totaling approximately 40 acres:

	Acres	Expiration	Annual Fee
Right-of-Way Grant N-41035	19.66	2024-12-31	$2,850
Right-of-Way Grant N-42414	20.32	2044-12-31	1,400
			$4,250

21.SUBSEQUENT EVENTS

Management performed a review and determined that except as disclosed elsewhere herein and below, no material events occurred subsequent from December 31, 2023 to May 7, 2024, the date the financial statements were available to be issued.

On January 11, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $2,632,852 of future sales receipts for gross proceeds of $2,056,916, of which $796,916 and $1,260,000 was used to pay off the Libertas May 17, 2023 and June 30, 2023 agreements respectively. Under the agreement, Foreland will make weekly delivery of receivables not less than $56,988 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

On January 18, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $4,224,000 of future sales receipts for gross proceeds of $3,300,000, of which $884,667 was used to pay off the Libertas September 14, 2023 agreement. Under the agreement, Foreland will make weekly delivery of receivables not less than $91,429 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

On February 19, 2024, Foreland entered into an agreement of sale of future receivables with Libertas for the sale of $1,386,000 of future sales receipts for gross proceeds of $1,018,500. Under the agreement, Foreland will make weekly delivery of receivables not less than $30,000 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

On February 19, 2024, Foreland entered into a business loan and security agreement with Lendspark Corporation for a loan in the amount of $1,500,000. The loan is repaid in 44 equal weekly payments of $45,000 for total repayment of $1,980,000. The loan is secured by all of the assets of Foreland.

On April 19, 2024, Foreland entered into an agreement of sale of future receivables with Parkside Funding Group LLC for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

On April 18, 2024, Foreland entered into an agreement of sale of future receivables with UFS West LLC for the sale of $552,000 of future sales receipts for gross proceeds of $400,000. Under the agreement, Foreland will make weekly delivery of receivables not less than $27,600 until the amount sold is extinguished. The agreement grants a continuing security interest in all assets of Foreland, to the extent and in the amount of the purchased receivables.

During the period from December 31, 2023, to the date of these statements, the Company issued 110,000 shares, amounting to $246,546, net of offering costs.

The Company filed a Certificate of Amendment to our Certificate of Incorporation with the State of Delaware on April 9, 2024 (the “Effective Split Date”) to effect a one-for-three (1-for-3) (the “Split Ratio”) reverse stock split of our shares of common stock (the “Reverse Stock Split”), without changing the par value, rights, terms, conditions, and limitations of such shares of common stock. No fractional shares were issued in connection with the Reverse Stock Split, and any of our stockholders that were entitled to receive a fractional share as a result of the Reverse Stock Split instead received one additional share of our common stock in lieu of the fractional share. The   Reverse Stock Split did not in itself affect any stockholder’s ownership percentage of our common stock, except to the extent that any fractional share was rounded up to the nearest whole share. The number of shares of common stock subject to the exercise of outstanding options, warrants and convertible securities was also reduced by the Split Ratio as of the Effective Split Date and their respective exercise prices were increased by the Split Ratio. Neither the authorized shares of capital stock nor the par value per share of  the Company’s common stock was affected by the Reverse Stock Split.